THE  INFORMATION  IN  THIS  PROSPECTUS  SUPPLEMENT  IS  NOT  COMPLETE AND MAY BE
CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED OCTOBER 14, 1998

                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-26437

P R O S P E C T U S  S U P P L E M E N T
(To Prospectus Dated April 16, 1998)

                                                                     [FFCA LOGO]
                                  $150,000,000

                    FRANCHISE FINANCE CORPORATION OF AMERICA

                            % SENIOR NOTES DUE 200__

                                  ------------

     The Notes will mature on , 200_ . Interest on the Notes is payable semiannually on April 15 and October 15, beginning April 15, 1999. The Notes are unsecured and rank equally with all of FFCA's other unsecured senior indebtedness. The Notes will be issued only in registered form in denominations of $1,000. FFCA may, at its option, redeem the Notes as described under "Description of the Notes."


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------
                                                        Per Note      Total
                                                       ------------   -------
Public Offering Price..............................             %     $
Underwriting Discounts.............................             %     $
Proceeds to FFCA (before expenses).................             %     $

     Interest on the Notes will accrue from      , 1998.

                                  ------------

     INVESTING IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-12 IN THIS PROSPECTUS SUPPLEMENT.

                                  ------------

     The  underwriters are offering the Notes subject to various conditions. The
underwriters  expect to deliver the Notes to purchasers on or about      , 1998.

                                  ------------
SALOMON SMITH BARNEY

                           MERRILL  LYNCH  &  CO.

                                                         NATIONSBANC MONTGOMERY
                                                               SECURITIES LLC
     , 1998

                   FRANCHISE FINANCE CORPORATION OF AMERICA

                  INVESTMENT LOCATIONS AS OF JUNE 30, 1998(1)





        [MAP OF THE UNITED STATES SHOWING FFCA'S PROPERTIES BY INDUSTRY]



(1) Does not include four properties located in Alaska and Canada.




     THE PROSPECTUS THAT ACCOMPANIES THIS PROSPECTUS SUPPLEMENT CONTAINS IMPORTANT INFORMATION REGARDING THIS OFFERING, AND YOU ARE URGED TO READ BOTH THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT IN FULL TO OBTAIN MATERIAL INFORMATION CONCERNING THE NOTES AND AN INVESTMENT IN THE NOTES.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.


                                  ------------


                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
                              PROSPECTUS SUPPLEMENT

    Prospectus Supplement Summary    ..............................     S-5
    Risk Factors   ................................................    S-12
    Use of Proceeds   .............................................    S-15
    Capitalization    .............................................    S-15
    Selected Financial Data    ....................................    S-16
    Management's Discussion and Analysis of Financial Condition and
     Results of Operations  .......................................    S-18
    Business and Properties    ....................................    S-24
    Management and Directors of the Company   .....................    S-35
    Description of the Notes   ....................................    S-38
    Underwriting   ................................................    S-45
    Legal Matters  ................................................    S-46

                                   PROSPECTUS

    Available Information   .......................................       2
    Incorporation of Certain Documents by Reference    ............       2
    The Company    ................................................       3
    Use of Proceeds   .............................................       3
    Ratios of Earnings to Fixed Charges    ........................       3
    Description of Debt Securities   ..............................       4
    Description of Common Stock   .................................      13
    Description of Preferred Stock   ..............................      14
    Restrictions on Transfers of Capital Stock   ..................      19
    Certain Federal Income Tax Considerations    ..................      20
    Plan of Distribution    .......................................      25
    Legal Matters  ................................................      26
    Experts  ......................................................      26

                      THIS PAGE INTENTIONALLY LEFT BLANK

                          PROSPECTUS SUPPLEMENT SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES. YOU SHOULD READ BOTH THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS CAREFULLY.

                                  THE COMPANY

     FFCA is the largest U.S. REIT providing real estate financing to the chain restaurant industry and a leading provider of real estate financing to the convenience store and automotive services and parts industries. As a "one-stop shop" financing source, FFCA provides flexible financing alternatives through a variety of investment vehicles including sale-leaseback transactions, mortgage loans, equipment loans, senior loans, participating mortgages and construction loans. FFCA has financed chain restaurant real estate since 1980 and began financing convenience stores and automotive services and parts stores in 1997. FFCA's portfolio is diversified by geography, industry sector, operators and chains, which has had a favorable impact on its access to, and cost of, capital. As of June 30, 1998, FFCA had investments in 3,129 properties, consisting of 2,600 chain restaurant properties, 465 convenience stores, 54 automotive services and parts stores and 10 other retail properties. FFCA's portfolio included 1,734 properties represented by investments in real estate, 269 properties represented by investments in mortgage loans and 1,126 properties represented by securitized mortgage loans in which FFCA held a residual interest. Over 400 operators in approximately 50 chains throughout North America operate the properties. FFCA provides financing principally through sale-leaseback transactions and mortgage loans to operators with experienced management in established retail chains. Generally, multi-unit operators that have a national or regional presence operate the properties.

     FFCA is a fully integrated, self-administered REIT and its common stock is traded on the New York Stock Exchange under the symbol "FFA." As of September 30, 1998, FFCA had an equity market capitalization of approximately $1.3 billion.

                      BUSINESS OBJECTIVES AND STRATEGIES

     FFCA seeks to enhance its operating performance and financial position by pursuing the following business objectives and strategies:

* UTILIZING CONSERVATIVE INVESTMENT STRUCTURING. FFCA structures its investments to enhance the stability of its cash flows. FFCA structures triple net leases in its sale-leaseback transactions, which provide that lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance expenses. By structuring triple net leases, FFCA avoids making significant capital expenditures with respect to these properties. FFCA retains the leases in its sale-leaseback transactions in its portfolio. The leases generally provide for base rentals plus additional payments based upon specified contractual increases or a participation in the gross sales from the properties. FFCA's lease and mortgage financings generally have 20-year terms. FFCA usually pools and sells the mortgage loans it originates in securitized offerings, and typically retains or acquires interests in the pool in the form of subordinated securities, interest only securities and mortgage servicing rights. Securities retained or acquired by FFCA represented less than 6% of FFCA's total assets as of June 30, 1998.

* APPLYING RESEARCH-DRIVEN UNDERWRITING. FFCA targets quality investments by applying conservative, research-driven underwriting criteria designed to evaluate risk and return indicators. Before underwriting a transaction, FFCA thoroughly researches various factors, including:

         -- Chain store profitability         -- Credit considerations
         -- Chain store investment amount     -- Physical condition
         -- Site considerations               -- Chain store suitability
         -- Market considerations             -- Environmental considerations
         -- Operator experience

* FOCUSING ON EXPERIENCED MULTI-UNIT OPERATORS WITH BRAND NAME FRANCHISES. FFCA seeks multi-unit operators conducting business under nationally or regionally recognized brand names to operate the properties it finances. As a result, FFCA believes it is able to achieve a better risk-adjusted return for its shareholders. Generally, the operators include both chain store franchisors and franchisees. Examples of well-known restaurant chains in FFCA's portfolio include Applebee's, Arby's, Burger King, Chili's, Denny's, Hardee's, Pizza Hut and Wendy's. Examples of well-known convenience stores include Circle K, E-Z Serve, 7-Eleven and White Hen Pantry, and examples of well-known automotive services and parts stores include Econo Lube N' Tune, Midas and Checker Auto Parts.

* MAINTAINING APPROPRIATE INFRASTRUCTURE TO ACTIVELY MANAGE PORTFOLIO. Since 1980, members of FFCA's management group have gained extensive experience in the development and refinement of systems of operation, management and research, which has enhanced FFCA's ability to identify, evaluate and structure new investments as well as actively monitor and manage its investment portfolio. FFCA's experience in the real estate industry results in in-house efficiency with respect to virtually every aspect of real estate acquisition and management. This efficiency is reflected in each of the Company's eight departments, which include Accounting, Asset Management, Corporate Communications, Corporate Finance, Information Systems, Legal Services, Property Management and Research and Underwriting.

      FFCA uses its infrastructure to continually monitor and administer its investments to enhance the stability of its cash flows. In-house staff regularly inspects FFCA's properties to monitor asset condition and collects financial data on the properties to determine profitability. Asset Management staff monitors payment receipts, as well as property tax and insurance compliance. Lease and mortgage payments are generally collected by electronic account debits on the first day of each month. Property Management and Legal Services personnel administer underperforming and non-performing leases and also supervise the in-house administration of property dispositions and tenant substitutions. For the three years ended December 31, 1997 and the six months ended June 30, 1998, the occupancy rate for FFCA's properties has been approximately 99%. FFCA has an established record of resolving underperforming and non-performing leased assets and loans.

* MINIMIZING INVESTMENT RISK THROUGH DIVERSIFICATION. In structuring its portfolio, FFCA seeks diversification, which reduces risk and favorably impacts its access to, and cost of, capital. Elements of FFCA's investment diversification include:

      -- GEOGRAPHIC DIVERSIFICATION. FFCA's portfolio is geographically diverse with investments in properties located in 48 states, Washington, D.C. and Canada as of June 30, 1998. The map on the inside front cover of this prospectus supplement shows the location of properties in which FFCA had an investment as of June 30, 1998.

      -- INDUSTRY SECTOR DIVERSIFICATION. FFCA's portfolio continues to become more diverse in terms of industry sectors, with interests in 2,600 chain restaurant properties, 465 convenience stores, 54 automotive services and parts stores and 10 other retail properties as of June 30, 1998. Although FFCA intends to continue expanding in the restaurant sector, it intends to increase industry sector diversification by further expanding in the convenience store and automotive services and parts store sectors.

      -- OPERATOR AND CHAIN DIVERSIFICATION. FFCA's portfolio is diverse in terms of operators and chains, with properties that were leased to, or owned by, over 400 national and regional operating companies with no single operator representing more than 10% of revenues for the three months ended June 30, 1998. Multi-unit operators are the predominant operators of FFCA's properties. Additionally, over 50 chains are represented in FFCA's portfolio. As of June 30, 1998, approximately 83% of the properties financed by FFCA were chain restaurants including Applebee's, Arby's, Black Eyed Pea, Burger King, Chili's, Denny's, Fuddruckers, Hardee's, Jack in the Box, Kentucky Fried Chicken, Mrs. Winner's, Pizza Hut, Taco Bell, Wendy's and Whataburger. In addition, approximately 15% of FFCA's investments were in convenience stores, including Circle K, E-Z Serve, 7-Eleven and White Hen Pantry, and 2% were in automotive services and parts stores, including Econo Lube N' Tune, Midas and Checker Auto Parts.

* OFFERING OPERATORS ONE-STOP SHOPPING. FFCA provides its customers with a variety of financing alternatives including sale-leaseback transactions, mortgage loans, equipment loans, senior loans, participating mortgages and construction loans. FFCA believes that offering its customers a "one-stop shop" gives the Company a competitive advantage over traditional mortgage lenders and other real estate financing companies. Additionally, FFCA continuously reviews other financing products that it may offer operators to further improve the Company's competitive position.

* MAINTAINING A CONSERVATIVE CAPITAL STRUCTURE. FFCA seeks to operate with a moderate use of leverage and believes that its investments' stable, predictable cash flows will permit it to continue obtaining attractive debt and equity financing. FFCA seeks to maintain a ratio of total indebtedness to total market capitalization of not more than 40%. Based on debt outstanding on FFCA's balance sheet as of June 30, 1998 and its closing stock price on September 30, 1998, FFCA's total indebtedness as a percentage of total market capitalization was approximately 28.5%. Total indebtedness includes debt associated with originating mortgages held for sale. FFCA intends to use the proceeds from future mortgage securitizations to repay such debt. FFCA has successfully removed debt from its balance sheet and recycled capital by securitizing mortgages in its mortgage loan inventory. To date, FFCA has successfully completed three mortgage securitizations: (i) a $178.8 million securitization in 1996; (ii) a $260.8 million securitization in 1997; and
   (iii) a $335.3 million securitization in May 1998.

                              RECENT DEVELOPMENTS

     The following is a summary of certain recent developments affecting FFCA:

ACQUISITIONS AND FINANCINGS

* In January 1998, FFCA provided $46.5 million of mortgage financing to SSP Partners, the largest licensee of Circle K convenience stores, for 83 Circle K locations in Texas and Oklahoma;

* In January 1998, FFCA provided $15.1 million of mortgage and equipment financing to White Hen Pantry, the largest convenience store chain in the Chicago area;

* In January 1998, FFCA provided $18.2 million and committed an additional $3.2 million of mortgage financing to Carolina Restaurant Group, Inc. for 22 Wendy's locations in North and South Carolina;

* In June 1998, FFCA provided $88.3 million in the form of sale/leaseback financing and a revolving credit facility to Quincy's Restaurants, Inc. for the acquisition of the Quincy's Family Steakhouse chain from Advantica Restaurant Group. The chain includes 193 restaurants throughout the Southeast and Midwest;

* In June 1998, FFCA committed to provide $47.2 million of sale/leaseback financing to Dairy Mart Convenience Stores, Inc. for 40 locations in the Midwest and Southeast;

* In June 1998, FFCA provided $44.2 million in the form of long-term mortgage financing, a revolving line of credit and a letter of credit facility to Uni-Marts, Inc., which operates convenience stores throughout the Northeast and Mid-Atlantic; and

* In July 1998, FFCA provided $30.5 million of mortgage financing to affiliates of JOTAR, LLC for 25 Applebee's locations in Florida and Georgia.

EQUITY OFFERINGS

* From September 1997 to April 1998, FFCA sold approximately 4.1 million shares of common stock to four separate unit investment trusts with net proceeds from the sales totalling approximately $106 million;

* In February 1998, an affiliate of Colony Capital, Inc. made an equity investment in FFCA of $100 million in the form of 3,792,112 shares of common stock and has the right under certain conditions to purchase an additional 1,476,908 shares of common stock. Colony is currently FFCA's largest shareholder holding approximately 8% of FFCA's common stock. As part of Colony's investment, Kelvin L. Davis, Colony's President and Chief Operating Officer, joined FFCA's board of directors.

DEBT OFFERINGS AND LOAN SECURITIZATIONS

* In January 1998, FFCA received approximately $16.9 million in net proceeds in an offering of 6.86% medium term notes due in 2007;

* In April 1998, FFCA received approximately $30.3 million in net proceeds in an offering of 7.07% medium term notes due in 2008;

* In May 1998, FFCA completed a securitization transaction which was backed by a total of 558 loans with an outstanding aggregate principal balance of $335 million. Approximately 91% of the principal balance of the securitized loan pool was sold to outside parties and FFCA retained subordinated securities representing the remaining 9%.

* In August 1998, FFCA entered into a $600 million loan sale facility, of which $300 million is currently committed, with an affiliate of Morgan Stanley & Co. Incorporated. This facility permits a subsidiary of FFCA to sell loans on a regular basis to a trust for an agreed upon advance rate. Upon the sale of such loans, FFCA will act as servicer for the loans. As of September 30, 1998, FFCA had sold 234 loans with an outstanding balance of $118.8 million to the trust for proceeds of $99.5 million and retained certificates evidencing ownership in the trust.

STRONG QUARTERLY EARNINGS

* In April 1998, FFCA announced financial results for the quarter ended March 31, 1998 with revenues of $39.4 million, up 20% from the first quarter of 1997, and Funds From Operations (as defined in "Summary Financial Information") of $24.5 million, or $.56 per share assuming dilution, up 12% from the first quarter of 1997; and

* In July 1998, FFCA announced financial results for the quarter ended June 30, 1998 with revenues of $40.4 million, up 17% from the second quarter of 1997, and Funds From Operations of $27.9 million, or $.57 per share assuming dilution, up 10% from the second quarter of 1997.

     FFCA's corporate offices are located at 17207 North Perimeter Drive, Scottsdale, Arizona 85255-5402, and its telephone number is (602) 585-4500.

                                  THE OFFERING

Notes Offered   ......... FFCA is  offering a total of $150  million of        %
                          senior notes.

Issue Price  ............ FFCA  is  offering  the  notes  for  $1,000  per  note purchased.

Maturity  ............... The notes will mature on    , 200_ .

Interest  ............... FFCA will pay  interest on the notes at an annual rate of %. FFCA will pay the interest due on the notes every six months on April 15 and October 15. FFCA will make the first payment on April 15, 1999.

Certain Covenants  ...... FFCA  will  issue the notes  under an  indenture  with
                          Norwest  Bank  Arizona,   National   Association,   as
                          trustee. The indenture will, among other things, restrict FFCA's ability, and the ability of FFCA's subsidiaries, to:
                          * Incur debt.
                          * Secure  debt with  FFCA's  assets or those of FFCA's
                            subsidiaries.
                          * Sell certain assets or merge with other companies.
                          * For more details,  see the section  "Description  of
                            the Notes" under the heading "Additional Covenants of the Company."

Ranking of the Notes  ... The notes represent  senior  unsecured debt of FFCA:
                          * The  notes  will rank  equally  with all of FFCA's
                            current and future debt that does not expressly provide that it ranks junior to senior unsecured debt of FFCA. On June 30, 1998, on a "pro forma" basis after giving effect to the offering and the application of the net proceeds, FFCA would have had
                            $526.1 million of senior unsecured debt outstanding.
                          * The notes will rank  ahead of all of FFCA's  current
                            and future debt that  expressly  provides that it is
                            subordinated to senior unsecured debt of FFCA. On June 30, 1998, on a "pro forma" basis after giving effect to the offering and the application of the net proceeds, FFCA would have had no such debt outstanding.
                          * The notes will rank  behind  any of FFCA's  mortgage
                            and other secured indebtedness and behind debt and other liabilities of FFCA's subsidiaries. On June 30, 1998, on a "pro forma" basis after giving effect to the offering and the application of the net proceeds, FFCA would have had $8.5 million of such debt outstanding.

Optional Redemption   ... FFCA may  redeem  some or all of the notes at any time at the redemption prices described in the section "Description of the Notes" under the heading "Optional Redemption," plus any interest that is due and unpaid on the date FFCA redeems the notes.

Use of Proceeds    ...... FFCA will use the net  proceeds of the notes to reduce amounts outstanding under FFCA's unsecured revolving credit facility with NationsBank of Texas, N.A.

                          SUMMARY FINANCIAL INFORMATION

     FFCA derived the historical financial information set forth below from FFCA's audited financial statements for 1995 through 1997 and unaudited financial statements for the six months ended June 30, 1997 and June 30, 1998. The information is only a summary and you should read it together with FFCA's historical financial statements (and related notes) contained in the annual and quarterly reports and other information FFCA has filed with the Securities and Exchange Commission (see "Incorporation of Certain Documents by Reference" in the accompanying prospectus), as well as the financial information included in this prospectus supplement (see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations").

                                                     Six Months Ended                          Year Ended
                                                         June 30,                             December 31,
                                                --------------------------      ----------------------------------------
                                                   1998            1997            1997           1996           1995
                                                ----------      ----------      ----------     ----------     ----------
                                                              (Dollars in thousands, except per share data)
STATEMENT OF INCOME DATA:
 Revenues:
   Rental    .................................  $   55,781      $   49,221      $  101,292     $  95,612      $  86,182
   Mortgage loan interest   ..................      15,591           5,118          10,987        15,738         14,118
   Investment income and other    ............       8,384           5,893          13,672         6,955          2,283
   Interest (related party)    ...............         --            7,190           9,037         2,861            --
                                                ----------      ----------      ----------     ----------     ----------
    Total Revenues    ........................      79,756          67,422         134,988       121,166        102,583
                                                ----------      ----------      ----------     ----------     ----------
 Expenses:
   Depreciation and amortization  ............      11,369          10,248          20,784        20,654         21,201
   Operating, general and
    administrative    ........................       6,428           5,535          11,106        11,488         10,283
   Property costs  ...........................         781           1,055           1,641         2,041          2,046
   Interest  .................................      20,808          18,166          34,764        25,974         15,276
   Interest (related party)    ...............         500             493             986           973            961
                                                ----------      ----------      ----------     ----------     ----------
    Total Expenses    ........................      39,886          35,497          69,281        61,130         49,767
                                                ----------      ----------      ----------     ----------     ----------
 Income before gain on sale of
   property and other costs    ...............      39,870          31,925          65,707        60,036         52,816
 Gain on sale of property, net(1) ............       7,088           6,940           5,471         9,899            977
 Equity in net income (loss) of affiliate   .          --              920           1,719        (1,396)           --
 Extraordinary item-loss on early
   extinguishment of debt   ..................         --              --              --            --          (2,464)
                                                ----------      ----------      ----------     ----------     ----------
 Net Income  .................................  $   46,958      $   39,785      $   72,897     $  68,539      $  51,329
                                                ==========      ==========      ==========     ==========     ==========
 Basic earnings per share   ..................  $     1.02      $     0.98      $     1.78     $    1.70      $    1.28
                                                ==========      ==========      ==========     ==========     ==========
 Diluted earnings per share    ...............  $     1.01      $     0.97      $     1.76     $    1.69      $    1.27
                                                ==========      ==========      ==========     ==========     ==========
OTHER DATA:
 EBITDA(2)   .................................  $   79,635      $   68,692      $  129,431     $ 116,140      $  88,767
 FFO(3)   ....................................      52,411          41,804          87,559        79,492         73,539
 FFO per share, assuming dilution(3)    ......        1.13            1.02            2.12          1.96           1.83
 Cash flows from operating activities   ......      51,106          38,939          86,324        85,949         78,621
 Cash flows from investing activities   ......    (108,610)         62,805        (207,521)     (148,629)      (259,715)
 Cash flows from financing activities   ......      57,683        (109,764)        116,977        71,963        171,066
 Ratio of earnings to fixed charges(4)  ......        3.20x           3.13x           3.04x         3.54x          4.16x
 Ratio of EBITDA to interest
   expense(2)   ..............................        3.74x           3.68x           3.62x         4.31x          5.47x
 Ratio of total debt to EBITDA(2)    .........        6.70x           5.56x           4.79x         3.94x          3.57x
 Number of properties owned    ...............       1,734           1,353           1,477         1,371          1,261
 Number of properties secured by
   mortgages    ..............................         269             131             378           255            247
 Number of properties in securitized
   loans  ....................................       1,126             627             626           243            --

                                  (Footnotes for table are located on next page)

                                            As of June 30,                   As of December 31,
                                       -------------------------   --------------------------------------
                                           1998          1997          1997          1996         1995
                                       ------------   ----------   ------------   ----------   ----------
                                                             (Dollars in thousands)
SELECTED BALANCE SHEET DATA:
 Real estate before accumulated
   depreciation  .....................  $1,106,244     $873,555     $  951,305     $868,215     $794,580
 Mortgage loans held for sale   ......     167,836       21,892        251,622          --           --
 Mortgage loans receivable   .........      46,298       54,441         35,184       57,808      199,486
 Real estate investment securities ...      75,599       56,425         55,185       29,733          --
 Note receivable from affiliate(5)             --        27,406            --       147,616          --
 Total assets    .....................   1,285,274      917,397      1,179,198      988,776      843,504
 Total debt   ........................     533,487      382,083        619,860      457,956      317,202
 Total shareholders' equity  .........     710,798      501,634        522,996      495,370      493,817

------------
(1) Results of operations may be largely impacted by gains or losses on the sale of properties or as a result of securitization transactions. Of the gain  on  the  sale  of  property for the six months ended June 30, 1998 and
    1997, $6.2 million and $430,000, respectively, related to the securitization transactions completed in those periods. Of the gain on the sale of property for the years ended December 31, 1997 and 1996, $430,000 and $7.1 million, respectively, related to the securitization transactions completed in those years.
(2) EBITDA   represents  net  income  before  interest  expense,  income  taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by GAAP and you should not consider it as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included in this prospectus supplement because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by FFCA may not be comparable to calculations as presented by other companies, even in the same industry.
(3) As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), Funds from Operations, or FFO, represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustments for unconsolidated partnerships and joint ventures. Management considers FFO an appropriate measure of performance of an equity REIT because it is predicated on cash flow analyses. FFCA computes FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper, which may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to such other REITs. While FFO is a relevant and widely used measure of the operating performance of REITs, it does not represent cash flow from operations or net income as defined by GAAP, and it should not be considered as an alternative to those indicators in evaluating liquidity or operating performance.
(4) For the purpose of computing such ratios, "earnings" represents net income plus fixed charges. "Fixed charges" represents interest expense, which includes amortization of debt issuance costs.
(5) Note receivable from FFCA's former affiliate, FFCA Mortgage Corporation, which was dissolved in 1997, represents mortgage loans held for sale by the affiliate.

                                 RISK FACTORS

     THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT INCLUDING IN PARTICULAR THE STATEMENTS ABOUT FFCA'S PLANS, STRATEGIES AND PROSPECTS UNDER THE HEADINGS "PROSPECTUS SUPPLEMENT SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS AND PROPERTIES." ALTHOUGH FFCA BELIEVES THAT ITS PLANS, INTENTIONS AND EXPECTATIONS REFLECTED IN OR SUGGESTED BY SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, FFCA CAN GIVE
NO ASSURANCE THAT THESE PLANS, INTENTIONS OR EXPECTATIONS WILL BE ACHIEVED. FFCA HAS SET FORTH IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS BELOW AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING UNDER THE HEADINGS "BUSINESS -- FACTORS AFFECTING FUTURE OPERATING RESULTS," "-- REGULATION" AND "-- RECENT LEGISLATION" IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997 INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. FFCA QUALIFIES THESE FORWARD-LOOKING STATEMENTS BY THE CAUTIONARY STATEMENTS SET FORTH BELOW.

     You should consider the following risks in deciding whether to purchase the notes:

DEBT FINANCING RISKS

     FFCA is subject to the risks associated with debt financing, including the risk that the cash provided by FFCA's operating activities will be insufficient to meet required payments of principal and interest and the risk that FFCA will not be able to repay or refinance existing indebtedness or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. If FFCA is unable to refinance its indebtedness on acceptable terms, it might be forced to dispose of properties on disadvantageous terms, which might result in losses.

DEPENDENCE ON THE SUCCESS OF THE CONCEPTS AND FACILITIES FINANCED BY FFCA

     FFCA invests primarily in chain restaurant properties and convenience and automotive services and parts retail facilities. Investments in real estate in the chain restaurant industry as well as the convenience store and automotive services and parts industries are subject to conditions unique to such industries. Industry risks include a decrease in demand for products, increased labor costs, including minimum wage increases, an increase in the number of, and the physical condition of, competing properties offering similar products and dependence on operators for the profitable operation of the properties.

     The chain restaurant industry is subject to the risks of changing consumer demand and food preferences and contaminated food products. The convenience store industry is subject to competition from new retail facilities offering similar products in the immediate vicinity of each particular store, pending legislation concerning the sale of tobacco products, and, to the extent applicable, the margins available from the sale of gasoline and availability of gasoline supplies. The automotive services and parts industry is subject to technological changes in the production and maintenance of automobiles and changing consumer preferences in transportation options. FFCA's success is dependent on the success of these industries in general and the specific chains and retail facilities which FFCA finances.

     Furthermore, the chain restaurant, convenience store and automotive services and parts industries are highly competitive. The chain store properties in which FFCA invests compete with other similar facilities located in the same areas. The principal areas of competition are segment, concept, product, price, value, quality, service, convenience and the nature and condition of the chain store facility. A chain store facility operator competes with all operators of comparable facilities in the area in which its chain store facility is located. Other competing facilities could have lower operating costs, more favorable locations, more effective marketing, more efficient operations or newer facilities. In addition, the business conducted at each chain store facility may face competition from other industries and industry segments. Increased competition among operators in each of the industry segments could adversely affect income from a chain store facility, and any decline in income as a result of such increased competition or otherwise could have an adverse effect on an operator's ability to make payments to FFCA under a lease or loan.

     The ability of the operators to pay their obligations to FFCA in a timely manner will also depend on a number of other factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of any operator, may adversely affect the economic viability of the chain store facility, including but not limited to: (i) national, regional and local economic conditions (which may be adversely affected by industry slowdowns, company relocations, prevailing employment conditions and levels of employment and other factors); (ii) local real estate conditions (such as competition from facilities having businesses similar to the chain store facility); (iii) changes or weaknesses in specific industry segments; (iv) perceptions by prospective customers of the safety, convenience, services and attractiveness of the chain store facility and of the related concept; (v) changes in demographics, consumer tastes and traffic patterns; (vi) the ability to obtain and retain capable management; (vii) retroactive changes to building codes, similar ordinances and other legal requirements; (viii) the inability of a particular operator's computer system to adequately address Year 2000 issues; and (ix) increases in operating expenses.

     Increases in minimum wages, taxes (including income, service, real estate and other taxes) or mandatory employee benefits may adversely affect a chain store facility's cash flow. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties may result in significant unanticipated expenditures which could adversely affect an operator's ability to make payments to FFCA under a lease or loan.

     For  the  three  months  ended  June  30, 1998, 9.5% of FFCA's revenues (of which approximately 3% is guaranteed by Arby's, Inc. and Triarc Companies, Inc.) came from RTM, Inc. and its affiliates, which together are the largest franchisee of Arby's restaurant and the owner and franchisor of the Mrs. Winner's and Lee's Famous Recipe concepts. During the same period, 16.7% of FFCA's revenues came from various operators of Burger King restaurant facilities. Thus, RTM as an operator and Burger King as a concept continue to have a meaningful impact on FFCA's revenues.

DEPENDENCE ON FRANCHISORS AND OTHERS

     Each  of  the  chain  store  facilities  in which FFCA has an investment is operating as part of a chain of restaurants, convenience stores or automotive services and parts stores. The management practices of the franchisors of the chains, a lack of support by such franchisors, franchisee organizations or third parties, or the bankruptcy or business discontinuation of any such franchisor, franchisee organization or third party, may adversely affect the operating results of the related chain store facilities. Likewise, the management practices or a lack of support with respect to the concepts owned by the related operators also may adversely affect the results of operations at the chain store facilities of such operators, which could have an adverse effect on an operator's ability to make payments to FFCA under a lease or loan.

SECURITIZATION RISKS AND CHANGING MARKET CONDITIONS

     FFCA currently securitizes the loans it originates and intends to continue to originate and securitize loans, utilizing either the Morgan Stanley loan sale facility or direct securitizations, and to retain responsibility for loan servicing. Several factors affect FFCA's ability to complete securitizations of its loans, including conditions in the securities markets generally, conditions in the asset-backed securities markets specifically, the credit quality of FFCA's loans, compliance of FFCA's loans with the eligibility requirements established by the securitization documents and the absence of any material downgrading or withdrawal of ratings given to certificates issued in FFCA's previous securitizations. Adverse changes in any of these factors could impair FFCA's ability to originate and sell loans on a favorable or timely basis. FFCA's inability to sell or securitize loans may adversely affect FFCA's financial performance and growth prospects. The credit markets have recently experienced volatility, which may impair FFCA's ablility to successfully securitize its loans in the foreseeable future.

     To the extent FFCA sells loans through the Morgan Stanley loan sale facility or in connection with a direct securitization, such sales are generally without recourse to FFCA, except with respect to breaches of representations and warranties contained in the applicable loan sale agreement. With respect to such breaches, FFCA will be required to: (i) cure such breach, (ii) replace the loan in question with a loan that conforms to the representations and warranties, or (iii) repurchase the loan. In addition, under the Morgan Stanley loan sale facility, FFCA may be required in certain circumstances to make certain payments to Morgan Stanley up to 10% of the total consideration received by FFCA for the sale of the loans to the trust.

     FFCA also owns subordinated interests in the loans it securitizes. Such interests are in a "first loss" position relative to the more senior securities sold to third parties, and accordingly carry a greater risk as it relates to the nonpayment of the loans. At June 30, 1998, FFCA had approximately $75.6 million invested in such subordinated interests, which represented less than 6% of FFCA's total assets. The value of these subordinated interests is marked to market each calendar quarter with material changes in value impacting FFCA's financial statements. Although no material changes have occurred to date, FFCA may, in the future, recognize material changes which would result in a reduction in their value on FFCA's financial statements. Such reductions could negatively impact FFCA's net income and total assets in the future.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, FFCA could be liable for the costs of removal or remediation of hazardous or toxic substances on, under, in or near a chain store property in which it holds an interest. Additionally, FFCA did not perform certain environmental audits on certain properties acquired from its predecessors. While FFCA has purchased environmental insurance for some of the properties it owns, such insurance may not cover all the costs associated with any environmental liabilities.

HEDGING TRANSACTIONS

     FFCA invests in derivative financial securities and instruments for the sole purpose of providing protection against fluctuations in interest rates. From the time FFCA's fixed-rate mortgage loans are originated until the time they are sold through a securitization transaction, the Company hedges against fluctuations in interest rates through the use of derivative financial instruments. At September 30, 1998, FFCA had outstanding interest rate swap contracts aggregating $86 million in notional amount. FFCA intends to terminate these contracts upon securitization of the related fixed-rate mortgage loans. Based on prevailing interest rates, FFCA would have paid approximately $3 million if it had terminated the swap contracts at September 30, 1998.

     In addition, FFCA entered into a treasury lock agreement to hedge exposure to fluctuations in interest rates on anticipated debt with a notional amount of $100 million. Based on prevailing interest rates, FFCA would have paid $8.6 million to terminate this contract at September 30, 1998.

REIT TAX STATUS

     FFCA has elected to be taxed as a REIT under the Internal Revenue Code of 1986, which entitles FFCA to a deduction for dividends paid to its shareholders when calculating its taxable income. Although FFCA intends to operate so that it will continue to qualify as a REIT, the complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in FFCA's circumstances preclude any assurance that FFCA will qualify as a REIT in any given year. FFCA's failure to maintain its REIT status would have a material adverse effect on FFCA. Income tax treatment of REITs may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time, which, in addition to the direct effects such changes might have, could also affect the ability of FFCA to realize its investment objectives.

TRADING MARKET FOR THE NOTES

     Prior to the offering, there has been no public market for the notes. The underwriters have advised FFCA that they intend to make a market in the notes; however, the underwriters are not obligated to do so. The underwriters may discontinue any market-making at any time, and there is no assurance that an active public market for the notes will develop or, that if it develops, that it will continue. Further, declines and volatility in the market for securities generally, as well as changes in FFCA's financial performance or prospects, may adversely affect the liquidity of, and trading market for, the notes.

                                USE OF PROCEEDS

     FFCA will use the net proceeds (after expenses) from the offering (the "Offering"), of the % Senior Notes due 200_ (the "Notes"), estimated to be approximately $148,850,000, to reduce amounts outstanding under FFCA's $350 million unsecured revolving credit facility with NationsBank of Texas, N.A. (the "Credit Agreement"). As of September 30, 1998, the amount outstanding under the Credit Agreement was $246 million. Interest under the Credit Agreement is due in periodic installments at a rate equal to the 30-day London Interbank Offered Rate plus 100 basis points. The Credit Agreement expires in December 2000.

                                CAPITALIZATION

     Unless the context indicates otherwise, references to "FFCA" or the "Company" in this prospectus supplement (the "Prospectus Supplement") shall be deemed to mean Franchise Finance Corporation of America and its subsidiaries. The following table sets forth the capitalization of FFCA as of June 30, 1998 and the capitalization of FFCA as of June 30, 1998, as adjusted to give effect to the issuance and sale of the Notes offered hereby and the application of the net proceeds from the Offering. See "Use of Proceeds." This information should be read together with the information set forth under "Prospectus Supplement Summary," "Selected Financial Data" and FFCA's consolidated financial statements and the notes thereto incorporated by reference into the accompanying prospectus (the "Prospectus").

                                                                      As of June 30, 1998
                                                                   -------------------------
                                                                   Historical    As Adjusted
                                                                   -----------   -----------
                                                                     (Dollars in thousands)
   % Senior Notes due 200_    .................................    $      --      $  150,000
Notes Payable  ................................................       356,987        356,987
Credit Agreement(1)  ..........................................       168,000         19,150
Mortgage Payable to Affiliate    ..............................         8,500          8,500
                                                                   ----------     ----------
      Total Debt  .............................................       533,487        534,637
                                                                   ----------     ----------
Shareholders' Equity:   .......................................
 Common stock, par value $.01 per share, authorized 200 million
   shares, issued and outstanding 48,891,192 shares   .........           489            489
 Preferred Stock, par value $.01 per share, 10 million shares
   authorized, none issued or outstanding .....................           --             --
 Capital in excess of par value  ..............................       769,761        769,761
 Cumulative net income  .......................................       249,064        249,064
 Cumulative dividends   .......................................      (308,516)      (308,516)
                                                                   ----------     ----------
      Total Shareholders' Equity    ...........................       710,798        710,798
                                                                   ----------     ----------
      Total Capitalization    .................................    $1,244,285     $1,245,435
                                                                   ==========     ==========

------------
(1) As of September 30, 1998, the amount outstanding under the Credit Agreement was $246 million.

                            SELECTED FINANCIAL DATA

     The Company derived the historical financial information set forth below from FFCA's audited financial statements for 1994 through 1997 and unaudited financial statements for the six months ended June 30, 1997 and June 30, 1998. Financial data presented below for periods prior to June 1, 1994 represent the operations of FFCA's predecessor companies. This data has been restated on a combined basis to provide comparative information; however, it does not necessarily represent results of operations as they would have been had FFCA operated as a REIT for all periods presented. The predecessor companies were primarily public real estate limited partnerships with a declining number of properties in their investment portfolios and no opportunity for growth through acquisitions; therefore, the investment objectives of FFCA are different than the objectives of its predecessor companies. The information set forth below is only a summary and you should read it together with FFCA's historical financial statements (and related notes) contained in the annual and quarterly reports and other information FFCA has filed with the Securities and Exchange Commission, as well "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                               Six Months Ended June 30,
                                               -------------------------
                                                   1998          1997
                                               -----------   -----------
                                                 (Dollars in thousands,
                                                  except per share data)
STATEMENT OF INCOME DATA:
 Revenues:
  Rental  .................................... $   55,781    $   49,221
  Mortgage loan interest    ..................     15,591         5,118
  Investment income and other  ...............      8,384         5,893
  Interest (related party)  ..................        --          7,190
                                               -----------   -----------
   Total Revenues  ...........................     79,756        67,422
                                               -----------   -----------
 Expenses:
  Depreciation and amortization   ............     11,369        10,248
  Operating, general and administrative   .         6,428         5,535
  Property costs   ...........................        781         1,055
  Interest   .................................     20,808        18,166
  Interest (related party)  ..................        500           493
                                               -----------   -----------
   Total Expenses  ...........................     39,886        35,497
                                               -----------   -----------
 Income before gain on sale of property
  and other costs  ...........................     39,870        31,925
 Gain on sale of property, net(2)    .........      7,088         6,940
 Equity in net income (loss) of affiliate  ...        --            920
 REIT transaction related costs   ............        --            --
 Extraordinary item-loss on early
  extinguishment of debt    ..................        --            --
                                               -----------   -----------
 Net Income(3)  .............................. $   46,958    $   39,785
                                               ===========   ===========
 Basic earnings per share   .................. $     1.02    $     0.98
                                               ===========   ===========
 Diluted earnings per share    ............... $     1.01    $     0.97
                                               ===========   ===========
OTHER DATA:
 EBITDA(4)   ................................. $   79,635    $   68,692
 FFO(5)   ....................................     52,411        41,804
 FFO per share, assuming dilution(5)    ......       1.13          1.02
 Cash flows from operating activities   ......     51,106        38,939
 Cash flows from investing activities   ......   (108,610)       62,805
 Cash flows from financing activities   ......     57,683      (109,764)
 Ratio of earnings to fixed charges(6)  ......       3.20x         3.13x
 Ratio of EBITDA to interest expense(4)   .          3.74x         3.68x
 Ratio of total debt to EBITDA(4)    .........       6.70x         5.56x
 Number of properties owned    ...............      1,734         1,353
 Number of properties secured by
  mortgages  .................................        269           131
 Number of properties in securitized loans          1,126           627

                                                                     Year Ended December 31,
                                               ------------------------------------------------------------------
                                                   1997          1996          1995        1994(1)       1993(1)
                                               -----------   -----------   -----------   ----------    ----------
                                                          (Dollars in thousands, except per share data)
STATEMENT OF INCOME DATA:
 Revenues:
  Rental  .................................... $  101,292    $   95,612    $   86,182    $  81,760     $   83,095
  Mortgage loan interest    ..................     10,987        15,738        14,118        5,596          4,889
  Investment income and other  ...............     13,672         6,955         2,283        3,706          5,805
  Interest (related party)  ..................      9,037         2,861           --           --             --
                                               -----------   -----------   -----------   ----------    ----------
   Total Revenues  ...........................    134,988       121,166       102,583       91,062         93,789
                                               -----------   -----------   -----------   ----------    ----------
 Expenses:
  Depreciation and amortization   ............     20,784        20,654        21,201       22,810         22,704
  Operating, general and administrative   .        11,106        11,488        10,283       11,195         13,111
  Property costs   ...........................      1,641         2,041         2,046        2,310          2,850
  Interest   .................................     34,764        25,974        15,276        2,477            316
  Interest (related party)  ..................        986           973           961          951            941
                                               -----------   -----------   -----------   ----------    ----------
   Total Expenses  ...........................     69,281        61,130        49,767       39,743         39,922
                                               -----------   -----------   -----------   ----------    ----------
 Income before gain on sale of property
  and other costs  ...........................     65,707        60,036        52,816       51,319         53,867
 Gain on sale of property, net(2)    .........      5,471         9,899           977        2,784           (156)
 Equity in net income (loss) of affiliate  ...      1,719        (1,396)          --           --             --
 REIT transaction related costs   ............        --            --            --       (28,198)           --
 Extraordinary item-loss on early
  extinguishment of debt    ..................        --            --         (2,464)         --             --
                                               -----------   -----------   -----------   ----------    ----------
 Net Income(3)  .............................. $   72,897    $   68,539    $   51,329    $  25,905     $   53,711
                                               ===========   ===========   ===========   ==========    ==========
 Basic earnings per share   .................. $     1.78    $     1.70    $     1.28    $    0.64     $     1.33
                                               ===========   ===========   ===========   ==========    ==========
 Diluted earnings per share    ............... $     1.76    $     1.69    $     1.27    $    0.64     $     1.33
                                               ===========   ===========   ===========   ==========    ==========
OTHER DATA:
 EBITDA(4)   ................................. $  129,431    $  116,140    $   88,767    $  80,341     $   77,672
 FFO(5)   ....................................     87,559        79,492        73,539       73,720         76,571
 FFO per share, assuming dilution(5)    ......       2.12          1.96          1.83         1.83           1.90
 Cash flows from operating activities   ......     86,324        85,949        78,621       75,983         78,068
 Cash flows from investing activities   ......   (207,521)     (148,629)     (259,715)     (55,683)        15,452
 Cash flows from financing activities   ......    116,977        71,963       171,066      (60,053)       (82,115)
 Ratio of earnings to fixed charges(6)  ......       3.04x         3.54x         4.16x       16.78x         43.73x
 Ratio of EBITDA to interest expense(4)   .          3.62x         4.31x         5.47x       23.44x         61.79x
 Ratio of total debt to EBITDA(4)    .........       4.79x         3.94x         3.57x        0.84x          0.14x
 Number of properties owned    ...............      1,477         1,371         1,261        1,087          1,072
 Number of properties secured by
  mortgages  .................................        378           255           247           89             13
 Number of properties in securitized loans            626           243           --           --             --

                                                As of June 30,                         As of December 31,
                                            ---------------------   ------------------------------------------------------
                                               1998        1997        1997        1996       1995      1994(1)    1993(1)
                                            ----------   --------   ----------   --------   --------   --------   --------
SELECTED BALANCE SHEET DATA:
 Real estate before accumulated
  depreciation  ........................... $1,106,244   $873,555   $  951,305   $868,215   $794,580   $681,126   $661,576
 Mortgage loans held for sale  ............    167,836     21,892      251,622        --         --         --         --
 Mortgage loans receivable  ...............     46,298     54,441       35,184     57,808    199,486     65,980     38,091
 Real estate investment securities   ......     75,599     56,425       55,185     29,733        --         --         --
 Note receivable from affiliate(7)   ......        --      27,406          --     147,616        --         --         --
 Total assets   ...........................  1,285,274    917,397    1,179,198    988,776    843,504    612,228    619,443
 Total debt  ..............................    533,487    382,083      619,860    457,956    317,202     67,500     10,942
 Total shareholders' equity    ............    710,798    501,634      522,996    495,370    493,817    514,107    576,775

                                  (Footnotes for table are located on next page)

------------
(1) The information for periods prior to June 1, 1994 is, in effect, a restatement of the historical operating results of Franchise Finance
    Corporation of America I ("FFCA I") and the public limited partnerships as if they had been consolidated since January 1, 1993. The per share amounts for the same periods were computed as if 40.251 million shares of FFCA stock were outstanding each year.
(2) Results of operations may be largely impacted by gains or losses on the sale of properties or as a result of securitization transactions. Of the gain  on  the  sale  of  property for the six months ended June 30, 1998 and
    1997, $6.2 million and $430,000, respectively, related to the securitization transactions completed in those periods. Of the gain on the sale of property for the years ended December 31, 1997 and 1996, $430,000 and $7.1 million, respectively, related to the securitization transaction completed in those years.
(3) Net income for the year ended December 31, 1994 was impacted by REIT transaction costs of approximately $28.2 million recognized upon consummation of the merger of FFCA and its predecessor entities.
(4) EBITDA   represents  net  income  before  interest  expense,  income  taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by GAAP and investors should not consider it as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included in this Prospectus Supplement because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by FFCA may not be comparable to calculations as presented by other companies, even in the same industry. EBITDA for 1994 does not include approximately $28.2 million in non-recurring REIT formation transaction costs.
(5) As defined by NAREIT, FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustments for unconsolidated partnerships and joint ventures. Management considers FFO an appropriate measure of performance of an equity REIT because it is predicated on cash flow analyses. FFCA computes FFO in accordance with standards established by the Board of Governors of NAREIT in its March
    1995 White Paper, which may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to such other REITs. While FFO is a relevant and widely used measure of the operating performance of REITs, it does not represent cash flow from operations or net income as defined by GAAP, and it should not be considered as an alternative to those indicators in evaluating liquidity or operating performance.
(6) For the purpose of computing such ratios, "earnings" represents net income plus fixed charges and REIT formation transaction costs. "Fixed charges" represents interest expense, which includes amortization of debt issuance costs.
(7) Note receivable from FFCA's former affiliate, FFCA Mortgage Corporation, which was dissolved in 1997, represents mortgage loans held for sale by the affiliate.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     FFCA is a fully integrated and self-administered REIT which provides real estate financing to the chain restaurant industry, as well as to the convenience store and automotive services and parts industries through various financial products, including sale-leaseback transactions, mortgage loans, equipment loans, senior loans, participating mortgages and construction financing. At June 30, 1998, FFCA had interests in 3,129 properties consisting of investments in 2,600 chain restaurant properties, 465 convenience stores, 54 automotive services and parts stores and 10 other retail properties. FFCA's portfolio included 2,003 chain store properties represented by investments in real estate and mortgage loans and 1,126 properties represented by securitized mortgage loans in which FFCA holds a residual interest.

LIQUIDITY AND CAPITAL RESOURCES

     FFCA's investment activities are funded initially by cash generated from operations and draws on the Company's Credit Agreement. This loan facility is used as a warehousing line until a sufficiently large pool of portfolio investments is accumulated to warrant the sale of loans through a securitization transaction, or the issuance of additional debt or equity securities of FFCA. In addition, the Company has entered into a loan sale facility with Morgan Stanley Securitization Funding Inc. in an aggregate amount of $600 million, of which $300 million is currently committed. As of September 30, 1998, FFCA had received proceeds of $99.5 million in connection with this facility and retained certificates evidencing ownership in the trust.

     During the second quarter of 1998, the Company funded $258 million in new sale-leaseback and mortgage loan investments, representing $196.9 million in chain restaurant properties, $39.5 million in convenience stores and $22 million in automotive services and parts stores. Total investments for the first six months of 1998 were $444 million, up 120% from $201 million in the first six months of 1997. At June 30, 1998, the Company's portfolio represented 3,129 locations in 48 states, Washington, D.C. and Canada, 381 of which were financed in the second quarter of 1998. In addition to this geographic diversification, the portfolio is also represented by more than 400 different operators in approximately 50 retail chains.

     During the quarter ended June 30, 1998, FFCA completed a securitization transaction, its third and largest transaction. The transaction, backed by a total of 558 chain store loans with an outstanding aggregate principal balance of $335 million, consisted of a diversified pool of fixed-rate and floating-rate mortgage and equipment loans. Approximately 91% of the principal balance of the securitized loan pool was sold to outside parties, while the Company currently holds subordinated certificates representing the remaining 9%. The Company also retained the servicing rights on the loans. Asset-backed securities aggregating $305 million were priced in eleven classes (all of which were rated investment grade) and sold to outside parties. The net cash proceeds to the Company were used to reduce amounts outstanding under the Credit Agreement. A net gain approximating $6 million was recognized on this transaction (after deductions for transaction costs). At June 30, 1998, the Company held approximately $76 million in subordinated securities related to its three securitization transactions. The value of these subordinated securities is marked to market each calendar quarter with material changes in value impacting FFCA's financial statements. Although no material changes have occurred to date, FFCA may, in the future, recognize material changes which would result in a reduction in their value on FFCA's financial statements in the future. Such reductions could negatively impact FFCA's net income and total assets in the future. At June 30, 1998, investments in subordinated securities represented less than 6% of FFCA's total assets.

     From the time fixed-rate mortgage loans are originated until the time they are sold through a securitization transaction, the Company hedges against fluctuations in interest rates through the use of derivative financial instruments. At September 30, 1998, FFCA had outstanding interest rate swap contracts aggregating $86 million in notional amount. The Company intends to terminate these contracts upon securitization of the related fixed-rate mortgage loans, at which time the Company would generally expect to receive (if rates rise) or pay (if rates fall) an amount equal to the present value of the difference between the LIBOR rate set at the beginning of the interest rate agreement and the then existing LIBOR rate. At that time, both the gain or loss on the securitization of the fixed-rate mortgage loans and the gain or loss on the termination of the interest rate swap contracts will be measured and recognized in the statement of operations. Based on the level of interest rates prevailing, FFCA would have paid approximately $3 million if it had terminated the swap contracts at September 30, 1998. In addition, the Company entered into a treasury lock agreement to hedge exposure to fluctuations in interest rates on anticipated debt with a notional amount of $100 million. The gain or loss to be realized upon settlement of this agreement, and related costs, will be deferred and amortized into interest expense over the period of the underlying debt. Based on interest rates prevailing, the Company would have paid $8.6 million if it had terminated this contract at September 30, 1998.

     Rental and mortgage interest revenue generated by FFCA's portfolio investments has, and will continue to, comprise the majority of the cash generated from operations. Operations during the six-month period ended June 30, 1998 provided net cash of $51 million as compared to $39 million in 1997. The increase in cash provided by operations is primarily due to increased revenues from the growth in the size of the portfolio. Cash generated from operations provides distributions to the shareholders in the form of quarterly dividends. This cash also may be used on an interim basis to fund new investments in properties or to pay down debt.

     The Company's primary source of interim funding for new investments continues to be the Credit Agreement. The Company also intends to use the Morgan Stanley loan sale facility whenever possible for the loans which it originates. At June 30, 1998, the Company had cash and cash equivalents of $7.3 million and $182 million available under its Credit Agreement. The Company anticipates funding any forward commitments, and other investments in chain store properties, through amounts available under its Credit Agreement, the Morgan Stanley loan sale facility, issuance of additional unsecured debt, issuance of mortgage-backed securities through securitization, or issuance of additional equity securities of FFCA.

     In April 1998, the Company issued $30.5 million in unsecured notes due in 2008 bearing interest at a rate of 7.07%. Also in April, the Company raised $24 million in equity through the sale of approximately 893,000 shares of common stock to a unit investment trust.

     The Company has a dividend reinvestment plan that allows shareholders to acquire additional shares of the Company's stock by automatically reinvesting their quarterly dividends. As of June 30, 1998, shareholders owning approximately 6.5% of the outstanding shares of the Company's common stock participated in the dividend reinvestment plan and dividends reinvested during the quarter ended June 30, 1998 totaled approximately $1.5 million. The Company declared a second quarter 1998 dividend of $0.47 per share, or $1.88 per share on an annualized basis, payable on August 20, 1998 to shareholders of record on August 10, 1998. Management anticipates that cash generated from operations will be sufficient to meet operating requirements and provide the level of shareholder dividends required to maintain the Company's status as a REIT.

     During 1997, the Company completed the design of its new accounting and servicing information system that was begun in 1996. This new system was implemented successfully on January 1, 1998. The Company has completed the design of its new property management system and is currently in the process of deploying this system. The design and implementation of these new systems, including related upgrades in computer hardware, was necessary to develop a more efficient portfolio servicing system that would permit a high level of growth in the Company portfolio while containing operating costs. FFCA has invested $1.6 million during 1997 and $70,000 during 1996 towards the development and installation of these systems. The new systems are also Year 2000 compliant, which means that the systems will know how to handle any dates that refer to the 21st century. This issue has received much publicity in recent months because many computer systems built over the last 30 years contain two digits to express the year, assuming that all dates refer to the 20th century. Such computer systems will fail after December 31, 1999 because the systems will not know how to handle a year expressed as "00." With the planned installation of the new property management system in 1998, all of the Company's significant information systems will be Year 2000 compliant; however, FFCA is also addressing the other support and maintenance systems that are sensitive to dates, such as the telephone and power systems, elevators, security systems, and so on.

     The Company is taking a proactive approach in dealing with Year 2000 issues and a five-phase process to address this challenge has been approved by the Company's computer steering committee. This plan includes: (1) an inventory and assessment of the systems and electronic devices that may be at risk; (2) the identification of potential solutions; (3) the implementation of upgrades or replacements to affected systems or devices; (4) the verification of compliance and testing of the revised systems; and (5) the training of users on the new systems. To date, FFCA has successfully completed testing its computer hardware, as well as its operating system and database software, and has received statements of Year 2000 compliance from the related vendors. The Company is in the process of assessing the Year 2000 readiness of the key suppliers that it relies upon, in addition to the other systems that are sensitive to dates (such as the telephone and power systems, elevators, security systems, and so on). While the Company has developed a plan for any such systems that are found to be noncompliant, the failure of any of these systems would not have a material adverse effect on the Company. The Company estimates all of its systems will be Year 2000 compliant during 1999. Based on current estimates and plans, FFCA believes the cost of addressing the Year 2000 issue will not be material to the Company's operations or financial condition.

RESULTS OF OPERATIONS

     THREE AND SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 1997. The Company's operations for the second quarter of 1998 resulted in net income of $28 million ($.58 per share diluted) as compared to net income of $22 million ($.53 per share diluted) in the comparable quarter of 1997. For the six-months ended June 30, 1998, the Company reported net income of $47 million ($1.01 per share diluted) as compared to net income of $40 million ($.97 per share diluted). The increase in net income between 1997 and 1998 resulted from an increase in the size of the Company's real estate investment portfolio and from an increase in interest rate spreads (the difference between interest rates earned on the Company's real estate assets and interest rates paid on the related debt).

     Total revenues rose approximately 17% to $40.4 million during the second quarter from $34.6 million in the comparable quarter of 1997 primarily due to the growth of the Company's investment portfolio. Total revenues for the six-month period rose approximately 18% to $79.8 from $67.4 million in the comparable period of 1997. The Company's primary source of revenue growth is rental revenues generated by investments in restaurant properties. As a result of the Company's 1997 expansion into the financing of convenience stores and the automotive services and parts industry, 66% of the new investments during 1998 were made in the restaurant industry, 28% in convenience stores and 6% in the automotive services and parts industry. The Company believes that such investment diversity is likely to continue.

     Since the second quarter of 1997, FFCA made new investments in property subject to operating leases of approximately $266 million, including $123 million in the second quarter of 1998. Weighted average base lease rates on new investments rose to 10.4% in the first six months of 1998, as compared to 9.7% for the comparable six-month period in 1997. Partially offsetting the rental revenue increases generated by new investments were decreases in rental revenue related to properties sold. Certain leases in the Company's portfolio provide for contingent rentals based on a percentage of the gross sales of the related restaurants. Such contingent rentals totaled $1.9 million in the second quarter of 1998 as compared to $1.6 million in the comparable quarter of 1997. Contingent rentals for the related six-month periods were $3.2 million in 1998 and $2.7 million in 1997. In May 1998, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Issue 98-9 relating to the accounting for contingent rent in interim financial periods. The consensus requires that a lessor defer recognition of contingent rental revenue in interim periods until the specified target that triggers the contingent rental revenue is achieved. The implementation of this pronouncement did not have a material impact on the results of operations for the quarter ended June 30, 1998. Future quarterly contingent rental revenues may be affected based on the timing of the dates on which specified targets are achieved by FFCA's lessees.

     Mortgage interest income generated by the Company's loan portfolio totaled $6.7 million for the quarter ended June 30, 1998 and $15.6 million for the six months ended June 30, 1998. The majority of the mortgage interest income is generated by mortgage loans that are held for sale. In 1997, mortgage investment activity was split between the Company and an unconsolidated affiliate, FFCA Mortgage Corporation ("Mortgage Corp."). When considered together, the mortgage interest income from the Company's direct investments in mortgage loans and related party interest income from indirect investments in mortgage loans (through Mortgage Corp.), totaled $6.5 million and $12.3 million for the quarter and six months ended June 30, 1997, respectively. Rates achieved on the loans originated during the first six months of 1998 averaged 9% which is relatively unchanged from the rates achieved during the first six months of 1997. Increases and decreases in mortgage interest income between quarters has been, and will continue to be, impacted by the amount of loans held for sale and the timing of the sale of these loans through securitization transactions. Although the Company no longer receives mortgage interest income from the mortgages it has sold, it retains certain interests through the purchase of subordinated investment securities. These securities generate revenues that are included in "Investment Income and Other" in the Company's financial statements and represent the majority of the increase in this income between years.

     Expenses increased to $19 million during the quarter ended June 30, 1998 from $18.7 million in the comparable quarter of 1997 primarily due to an increase in depreciation and amortization expense related to property purchases in the past 12 months. Expenses increased to $39.9 million during the six months ended June 30, 1998 from $35.5 million in the comparable period of 1997 due to an increase in interest expense, depreciation and amortization expense and operating, general and administrative expenses. Interest expense rose $2.6 million due to the use of borrowings for investment in chain store properties. The Company's outstanding borrowings averaged $570 million during the first six months of 1998 as compared to $490 million during the first six months of 1997. Operating, general and administrative expenses in the first six months of 1998 increased by $893,000 as compared to the same period in 1997. The increase is primarily attributable to the addition of personnel and other resources devoted to the expansion of FFCA's line of financial products. Also included in 1998 is compensation expense representing the amortization over the five-year vesting period of the market value of 29,886 shares of restricted stock granted in 1998 at $27.625 per share.

     During the second quarter of 1998, the Company sold 12 properties (as compared to 15 properties sold in the second quarter of 1997) and recorded net gains totaling $820,000 on these sales, as compared to net gains of $3.2 million recorded in the second quarter of 1997. Cash proceeds from the sale of property and from mortgage loan and note payoffs during the quarter, totaling
$11 million, were used to fund new investments. Year to date, such sales totaled 22 properties, representing $19 million in cash proceeds.

     FISCAL YEAR ENDED DECEMBER 31, 1997 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1996 AND 1995. The Company had net income of $72.9 million ($1.76 per share, assuming dilution) in 1997 as compared to $68.5 million ($1.69 per share) in 1996 and income before an extraordinary loss on the retirement of debt of $53.8 million ($1.33 per share) in 1995. Due to the continued growth in the Company's portfolio, revenues rose to $135 million in 1997 from $121 million in 1996 and $103 million in 1995.

     The Company's primary source of revenues continues to be rental revenues generated by its portfolio of restaurant properties leased to restaurant operators on a triple-net basis. Half of the increase in total revenues during 1996 and 1997 related to increases in rental revenues due to new investments. New investments in property subject to operating leases totaled $140.2 million in 1997, $128.7 million in 1996 and $143.3 million in 1995. Generally, property purchases occur throughout the year, resulting in weighted average balances for these new investments of $43 million in 1997 and $60 million in both 1996 and 1995. Weighted average base lease rates on the new investments were 9.3% in 1997 as compared to 10.5% in 1996 and 10.9% in 1995. While the average base lease rates were down in 1997 from prior years, FFCA's cost of borrowings was also lower. Partially offsetting the revenue increases generated by the new investments were decreases in rental revenue related to properties sold and the expiration of original equipment leases.

     Certain leases in FFCA's portfolio provide for contingent rentals based on a percentage of the gross sales of the related restaurants. Such contingent rentals totaled $6.4 million in 1997 as compared to $5 million in 1996 and $4 million in 1995. The increases relate primarily to increases in individual restaurant-level sales volume and to lessees whose sales levels have, for the first time, exceeded the threshold where contingent rentals are due. The Company anticipates that, based on historical restaurant sales growth, the contingent rental provision of the leases will continue to provide increases in revenues in the near future.

     During 1997, the Company and United Guaranty Commercial Insurance Company of Iowa (which had provided rent guaranty insurance coverage on certain properties) reached an agreement to settle all outstanding and future claims which FFCA had under all rent guaranty policies still in effect. Over the last three years, rent guaranty insurance revenue has dropped steadily from $3.3 million in 1995 to $1 million in 1997 due to expiring rent insurance policies.

     A portion of FFCA's revenues relates to the origination and subsequent sale of mortgage loans through securitization transactions. In order to facilitate the loan origination and securitization process, the Company formed Mortgage Corp. during 1996. This taxable affiliate was designed primarily to originate mortgage loans held for sale. This affiliate originated mortgage loans during 1996 and 1997; however, its financial statements are not consolidated with FFCA and, accordingly, the mortgage interest income generated by the loans originated by Mortgage Corp. are not reflected in the Company's financial statements. During 1997, the loan origination process was transferred to the Company's wholly-owned subsidiary, FFCA Acquisition Corporation, and by the end of 1997 Mortgage Corp. was dissolved.

     Mortgage interest income generated by FFCA's loan portfolio totaled $11 million in 1997, $15.7 million in 1996 and $14.1 million in 1995. Rates achieved on the loans originated during 1997 averaged 9.2% as compared to 9.4% achieved during 1996 and 10.9% in 1995. The average interest rates on the Credit Agreement used to fund these new loans also reflected a decrease during these periods. Increases and decreases in mortgage interest income between years has been, and will continue to be, impacted by the amount of loans held for sale and the timing of the sale of these loans through securitization transactions. Although FFCA no longer receives mortgage interest income from the mortgages it sold, it retains certain interests through the purchase of subordinated investment securities as discussed below. These securities generate revenues that are include in "Investment Income and Other" in the Company's financial statements and represent the majority of the increase in this income between years.

     Certain mortgage loans originated by the Company, its predecessors and affiliate totaling $261 million in 1997 and $179 million in 1996 were securitized and Secured Franchise Loan Pass-Through and Trust Certificates were sold to investors through a trust. Approximately 89% of the $261 million securitized loan pool was sold to third parties in 1997. The Company holds investments representing the remaining 11% of the mortgage loan pool balance. In 1996, FFCA retained certain interests in approximately 12.5% of the $179 million securitized loan pool and also purchased the interest-only certificates. These certificates, totaling $55.2 million and $29.7 million at December 31, 1997 and 1996, respectively, generated $7.7 million and $2.7 million of revenue in 1997 and 1996, respectively. The subordinated investment securities held by the Company are the last of the securities to be repaid from the loan pool, so that if any of the underlying mortgage loans default, these securities take the first loss. Any future credit losses in the securitized loan pool would be concentrated in these subordinated investment securities retained by the Company; however, FFCA originates and services mortgage loans and has the infrastructure in place to deal with potential defaults on the securitized portfolio (as it does with the mortgage loans it holds for investment). To date, there have been no defaults on the mortgage loans held in either securitized loan pool. The Company also retained the servicing rights on the mortgage loans it sold and the right to receive any participations based on the gross sales of the related restaurant properties. Approximately $430,000 and $7.1 million of gain in 1997 and 1996, respectively, was generated by the sale of mortgages in these securitization transactions. The gains recognized represent the difference between the carrying amount of the mortgage loans sold and their adjusted sales price. It also includes deferred gains recognized on certain of the mortgages sold. The gains on the sale of the mortgage loans were reduced by establishing reserves for estimated probable losses under the subordination provisions of the securitization transactions.

     The Company, as owner of all of the issued and outstanding nonvoting preferred stock of Mortgage Corp., was entitled to receive 95% of all dividends paid by Mortgage Corp. prior to its dissolution on

December 31, 1997. At dissolution, cash dividends were paid to the common stockholder and the remaining assets were distributed to the Company in satisfaction of its note receivable from Mortgage Corp. The Company recorded 95% of Mortgage Corp.'s net income (loss) for 1997 and 1996 as "Equity in Net Income (Loss) of Affiliate" in the accompanying financial statements. During 1996 and 1997, the Company provided Mortgage Corp. with a secured revolving line of credit at a spread above the Company's borrowing rate. Interest income generated on this line of credit totaled $9 million in 1997 and $2.9 million in 1996 and is reflected in revenues as "Interest (Related Party)" in the Company's financial statements.

     Expenses increased to $69.3 million in 1997 as compared to $61.1 million in 1996 and $49.8 million in 1995, due primarily to an increase in interest expense. Interest expense rose by $8.8 million in 1997 and $10.7 million in 1996 due to the use of borrowings for investments in chain store properties. The Company's average debt balance increased to $470 million in 1997 from $335 million in 1996 and $175 million in 1995. Although the Company's average debt balance has increased over the past two years, its overall cost of borrowings has decreased. In February 1996, FFCA broadened its sources of capital by issuing its first unsecured medium-term notes, which were six- and seven-year obligations, totaling $60 million. In November 1996, the Company issued an additional $40 million in unsecured notes due 2026, but callable by the holder in the year 2004. The unsecured notes issued during 1996 carry a weighted average interest rate of 6.98%. In October 1997, FFCA issued $10.15 million in unsecured notes due 2007 at a rate of 6.86%. Proceeds from unsecured notes in both years were used to pay down the Company's Credit Agreement. In December 1996, the Company amended its Credit Agreement with participating banks to, among other things, decrease the interest rate by .5%. During 1997, the Credit Agreement provided that the Company could borrow at rates that are competitively bid among the participating banks. The changes in FFCA's debt structure, together with an overall decrease in the interest rate environment, reduced its effective borrowing rate from 7.82% during 1995 to 7.15% during 1996 and 6.93% during 1997.

     Despite the growth in revenues of 32% from 1995 to 1997, operating, general and administrative expense saw an increase of only 8% during this same period. The slightly higher operating expenses in 1996 as compared to 1995 primarily related to a $1.4 million provision for loan loss created in 1996. The overall increase in operating expenses resulted primarily from the addition of personnel needed to increase the Company's investment origination and servicing capacity. The Company's recent investments in computer system technology has increased the efficiency of its information and portfolio servicing systems, which enables FFCA to expend its revenue base while containing operating costs.

     At December 31, 1997, approximately three-fourths of the Company's land and building leases provide for purchase options and approximately two-thirds of these options are currently exercisable; however, only 12 properties were sold through purchase options in 1997 and only 15 and 10 such properties were sold in 1996 and 1995, respectively. Where applicable, the lessee also has the option to purchase equipment at the end of the related equipment lease term, although few of these options remain unexercised as of December 31, 1997. Generally, the purchase options are exercisable at fair market value (but not less than original cost in most cases). FFCA expects that the exercise of purchase options will continue to be insignificant.

     The Company recorded net gains of $5.5 million on the sale of property during 1997 as compared to $9.9 million during 1996 and $977,000 in 1995. Approximately $430,000 and $7.1 million of the total gains in 1997 and 1996, respectively, were generated by the sale of mortgages in securitization transactions. The remaining gains represent the net effect of gains and losses from sales of property, which occur primarily through the lessee's exercise of purchase options and through the disposition of underperforming properties. During 1997, the Company sold 55 properties and related equipment as compared to 79 properties sold in 1996 and 22 sold in 1995. In addition, during 1997, FFCA had a $20 million mortgage payoff representing 60 restaurant properties. There were more property sales in 1997 and 1996 as compared to 1995 due to the Company's decision to sell certain underperforming properties where remarketing efforts had failed to produce a suitable lessee.

     The Company periodically reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount of the property may not be recoverable, such as may be the case with vacant restaurant properties. If an impairment loss is indicated, the loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Gain on the sale of property on the consolidated statements of income for the years ended December 31, 1997, 1996 and 1995 is net of approximately $1.9 million, $3.3 million and $3.4 million, respectively, of loss related to vacant and underperforming properties. Vacant properties held for sale represented less than 1% of FFCA's total real estate investment portfolio as of June 30, 1998.

                            BUSINESS AND PROPERTIES

BUSINESS OBJECTIVES AND STRATEGIES

     FFCA seeks to enhance its operating performance and financial position by pursuing the following business objectives and strategies:

     UTILIZING CONSERVATIVE INVESTMENT STRUCTURING. FFCA structures its investments to enhance the stability of its cash flows. FFCA structures triple net leases in its sale-leaseback transactions, which provide that lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance expenses. By structuring triple net leases, FFCA avoids making significant capital expenditures with respect to these properties. FFCA retains the leases in its sale-leaseback transactions in its portfolio. The leases generally provide for base rentals plus additional payments based upon specified contractual increases or a participation in the gross sales from the properties. FFCA's lease and mortgage financings generally have 20-year terms. FFCA usually pools and sells the mortgage loans it originates in securitized offerings, and typically retains or acquires interests in the pool in the form of subordinated securities, interest only securities and mortgage servicing rights. Securities retained or acquired by FFCA represented less than 6% of FFCA's total assets as of June 30, 1998.

     APPLYING RESEARCH-DRIVEN UNDERWRITING. FFCA targets quality investments by applying conservative, research-driven underwriting criteria designed to evaluate risk and return indicators. Before underwriting a transaction, FFCA
thoroughly   researches   various   factors,   including:   (i)   chain   store
profitability;  (ii)  chain  store investment amount; (iii) site considerations;
(iv) market considerations; (v) operator experience; (vi) credit considerations; (vii) physical condition; (viii) chain store suitability; and
(ix) environmental considerations.

     FOCUSING   ON   EXPERIENCED   MULTI-UNIT   OPERATORS   WITH   BRAND   NAME
FRANCHISES. FFCA seeks multi-unit operators conducting business under nationally or regionally recognized brand names to operate the properties it
finances.   As  a  result,  FFCA  believes  it  is  able  to  achieve  a  better risk-adjusted return for its shareholders. Generally, the operators include both chain store franchisors and franchisees. Examples of well-known restaurant chains in FFCA's portfolio include Applebee's, Arby's, Burger King, Chili's, Denny's, Hardee's, Pizza Hut and Wendy's. Examples of well-known convenience stores include Circle K, E-Z Serve, 7-Eleven and White Hen Pantry, and examples of well-known automotive services and parts stores include Econo Lube N' Tune, Midas and Checker Auto Parts.

     MAINTAINING APPROPRIATE INFRASTRUCTURE TO ACTIVELY MANAGE PORTFOLIO. Since 1980, members of FFCA's management group have gained extensive experience in the development and refinement of systems of operation, management and research, which has enhanced FFCA's ability to identify, evaluate and structure new investments as well as actively monitor and manage its investment portfolio. FFCA's experience in the real estate industry results in in-house efficiency with respect to virtually every aspect of real estate acquisition and management. This efficiency is reflected in each of the Company's eight departments, which include Accounting, Asset Management, Corporate Communications, Corporate Finance, Information Systems, Legal Services, Property Management and Research and Underwriting.

     FFCA uses its infrastructure to continually monitor and administer its investments to enhance the stability of its cash flows. In-house staff regularly inspects FFCA's properties to monitor asset condition and collects financial data on the properties to determine profitability. Asset Management staff monitors payment receipts, as well as property tax and insurance compliance. Lease and mortgage payments are generally collected by electronic account debits on the first day of each month. Property Management and Legal Services personnel administer underperforming and non-performing leases and also supervise the in-house administration of property dispositions and tenant substitutions. For the three years ended

December 31, 1997 and the six months ended June 30, 1998, the occupancy rate for FFCA's properties has been approximately 99%. FFCA has an established record of resolving underperforming and non-performing leased assets and loans.

     MINIMIZING INVESTMENT RISK THROUGH DIVERSIFICATION. In structuring its portfolio, FFCA seeks diversification, which reduces risk and favorably impacts its access to, and cost of, capital. Elements of FFCA's investment diversification include:

     -- Geographic Diversification. FFCA's portfolio is geographically diverse with investments in properties located in 48 states, Washington, D.C. and Canada as of June 30, 1998. The map on the inside front cover of this prospectus supplement shows the location of properties in which FFCA had an investment as of June 30, 1998.

     -- Industry Sector Diversification. FFCA's portfolio continues to become more diverse in terms of industry sectors, with interests in 2,600 chain restaurant properties, 465 convenience stores, 54 automotive services and parts stores and 10 other retail properties as of June 30, 1998. Although FFCA intends to continue expanding in the restaurant sector, it intends to increase industry sector diversification by further expanding in the convenience store and automotive services and parts store sectors.

     -- Operator and Chain Diversification. FFCA's portfolio is diverse in terms of operators and chains, with properties that were leased to, or owned by, over 400 national and regional operating companies with no single operator representing more than 10% of revenues for the three months ended June 30, 1998. Multi-unit operators are the predominant operators of FFCA's properties. Additionally, over 50 chains are represented in FFCA's portfolio. As of June 30, 1998, approximately 83% of the properties financed by FFCA were chain restaurants including Applebee's, Arby's, Black Eyed Pea, Burger King, Chili's, Denny's, Fuddruckers, Hardee's, Jack in the Box, Kentucky Fried Chicken, Mrs. Winner's, Pizza Hut, Taco Bell,Wendy's and Whataburger. In addition, approximately 15% of FFCA's investments were in convenience stores, including Circle K, E-Z Serve, 7-Eleven and White Hen Pantry, and 2% were in automotive services and parts stores, including Econo Lube N' Tune, Midas and Checker Auto Parts.

     OFFERING  OPERATORS  ONE-STOP  SHOPPING. FFCA provides its customers with a variety of financing alternatives including sale-leaseback transactions, mortgage loans, equipment loans, senior loans, participating mortgages and construction loans. FFCA believes that offering its customers a "one-stop shop" gives the Company a competitive advantage over traditional mortgage lenders and other real estate financing companies. Additionally, the Company continuously reviews other financing products that it may offer operators to further improve the Company's competitive position.

     MAINTAINING A CONSERVATIVE CAPITAL STRUCTURE. FFCA seeks to operate with a moderate use of leverage and believes that its investments' stable, predictable cash flows will permit it to continue obtaining attractive, debt and equity financing. FFCA seeks to maintain a ratio of total indebtedness to total market capitalization of not more than 40%. Based on debt outstanding on FFCA's balance sheet as of June 30, 1998, and its closing stock price on September 30, 1998, FFCA's total indebtedness as a percentage of total market capitalization was approximately 28.5%. Total indebtedness includes debt associated with originating mortgages held for sale. FFCA intends to use the proceeds from future mortgage securitizations to repay such debt. FFCA has successfully removed debt from its balance sheet and recycled capital by securitizing mortgages in its mortgage loan inventory. To date, FFCA has successfully completed three mortgage securitizations: (i) a $178.8 million securitization in 1996; (ii) a $260.8 million securitization in 1997; and (iii) a $335.3 million securitization in May 1998.

COMPETITIVE ADVANTAGES

     The financing of real estate in the chain restaurant, convenience store and automotive services and parts industries is both competitive and fragmented, and competition exists in every geographic market in which the Company seeks to invest. Other competing participants include banks, insurance companies, finance companies, leasing companies, other real estate investment trusts and other companies which specialize in the origination, financing and securitization of franchise loans. The Company believes that its competitive advantages, which enable it to be selective with respect to its real estate investments, include the following:

     SIZE. FFCA believes that its position as the largest U.S. REIT providing real estate financing to the chain restaurant, convenience store and automotive services and parts industries, and its large market capitalization permit it to make both large and small real estate investments and to obtain capital from numerous sources at competitive rates.

     DIVERSIFICATION. FFCA's real estate investments comprise properties that are diversified by geographic location, industry sector, operator and chain. As FFCA continues to grow and diversify, it anticipates that this diversification will continue to reduce risk and have a favorable impact on the Company's access to, and cost of, capital.

     MARKET POSITION. FFCA, together with its predecessors, has established itself as a leader in chain restaurant real estate investments since 1980. FFCA has a "Preferred Client Program" designed to offer forward financing commitments and a streamlined financing process for leading chain operators. The Preferred Client Program emphasizes the building of long-term business relationships instead of the historic industry practice of financing real estate on an inefficient, transaction-by-transaction basis. FFCA believes that it will continue to benefit in the future from these long established restaurant industry relationships, which will result in new investment opportunities.

     SPECIALIZATION AND KNOWLEDGE. FFCA believes it offers superior client service resulting from the continuity of its management and its industry specialization and knowledge. FFCA has invested in the development of research and a specialized information system which management believes enhances its ability to identify, evaluate and structure potential investments.

     FINANCING FLEXIBILITY. FFCA believes that its ability to provide customers with a one-stop shopping source provides the Company with a competitive advantage in obtaining financing opportunities.

INFORMATION SYSTEMS

     To enhance its investment evaluation and origination, the Company has invested extensively in information systems which are specific to the chain restaurant industry. FFCA has also recently developed a competitive database, similar to the restaurant industry database, for the convenience store and automotive services and parts industry. The Company's databases with respect to the chain restaurant industry include specific chain restaurant location data for over 105,000 locations in the United States, and demographic information, traffic volumes and information regarding surrounding retail and other commercial development that generate customer traffic. FFCA also maintains a database of approximately 7,000 chain restaurant industry participants, as well as databases of restaurant-level financial performance for existing and prospective clients. The Company has the ability to integrate the information in its locations, participants and restaurant-level financial databases in a geographic information system which contains demographic, retail space, traffic count and street information for every significant market in the United States. FFCA has also collected extensive data regarding management practices within the chain restaurant industry, franchisor practices and industry trends.

     The information collected by the Company is actively used to assess investment opportunities, measure prospective investment risk, evaluate portfolio performance and manage underperforming and non-performing assets. FFCA publishes research on the chain restaurant industry which includes observations of industry issues and trends, areas of growth, and the economics of chain restaurant operation. It is also in the process of creating similar reports for the convenience store industry and the automotive services and parts industries. The Company employs its client and collections data, gathered over a fifteen year period, to develop statistical models which aid in the evaluation of potential investments. FFCA intends to continually develop, improve and use its real estate industry knowledge through research and broader application of information technology to lower portfolio risk, improve performance and improve its competitive advantage.

     The Company has internally developed portfolio management systems suited to its specialized focus on the financing of chain stores. As a result of the development by FFCA of its automated systems technology, the Company can monitor issues associated with large diversified portfolios, including lease and mortgage payments made through automated bank account debits, property taxes, property insurance coverage and property financial performance.

INVESTMENT CRITERIA

     Real estate investment opportunities undergo an underwriting process designed to maintain a conservative investment profile. The process includes a review of the following factors:

     CHAIN STORE PROFITABILITY. FFCA seeks to invest in chain store real estate where the unit level economics from operations provide adequate cash flow to support lease or mortgage payments related to the site.

     CHAIN STORE INVESTMENT AMOUNT. FFCA seeks to invest in properties for amounts that do not exceed the sum of the fair market value of the land and the replacement cost of the buildings and improvements thereon.

     SITE CONSIDERATIONS. FFCA seeks to invest in high profile, high traffic real estate which it believes exhibits strong retail property fundamentals.

     MARKET CONSIDERATIONS. FFCA seeks to emphasize investments in properties used by chains having significant market area penetration.

     OPERATING EXPERIENCE. FFCA seeks to invest in properties of multi-unit chain store operators with strong operating and industry backgrounds.

     CREDIT CONSIDERATIONS. FFCA seeks to invest in properties owned and operated by multi-unit operators with strong, overall corporate profitability. FFCA's investments generally have full tenant or borrower recourse. Many of the Company's leases and mortgages also have recourse to guarantors who are owners or affiliates of the tenant or borrower. FFCA reviews tenant, borrower and guarantor financial strength to assess the availability of alternate sources of payment in the event that cash flow from operations might be insufficient to provide the funds necessary to make lease or mortgage payments. In general, the Company requires all properties that are leased to the same multi-unit chain store operator or its affiliates to be cross-defaulted and requires all mortgage loans that are made to the same multi-unit operator or its affiliates to be both cross-collateralized and cross-defaulted.

     PHYSICAL CONDITION. FFCA seeks to invest in well-maintained existing properties or in newly constructed properties. Each property financed by the Company is subject to a physical site inspection, the majority of which are conducted by the Company's staff of appraisal professionals.

     CHAIN STORE SUITABILITY. FFCA seeks to primarily invest in real estate utilized by large national and regional chain store systems having annual system-wide sales of more than $250 million.

     ENVIRONMENTAL CONSIDERATIONS. For each property in which it invests, other than certain properties FFCA acquired from its predecessors in 1994, FFCA either obtains a Phase I environmental assessment (and a Phase II environmental assessment or other environmental tests, if recommended by the related Phase I) or an environmental insurance policy from a third-party insurance carrier.

PROPERTIES

     PROPERTY CHARACTERISTICS. FFCA provides financing to the chain restaurant industry as well as the convenience store and automotive services and parts store industries primarily through sale-leaseback and mortgage loan financing transactions. At June 30, 1998, FFCA had interests in 3,129 properties consisting of investments in 2,600 chain restaurants, 465 convenience stores, 54 automotive services and parts stores and 10 other retail properties. FFCA's portfolio included 1,734 properties represented by investments in real estate, 269 properties represented by investments in mortgage loans and 1,126 properties represented by securitized mortgage loans in which FFCA held a residual interest. FFCA also held title to the equipment on approximately 5% of these properties at June 30, 1998. The real estate owned by FFCA consists of the land and buildings comprising each chain property, except for 120 properties at June 30, 1998 on which FFCA holds title to the land only and made mortgage loans for the related buildings. The properties and land owned by FFCA are leased to the chain operators under long-term triple net leases.

     FFCA's chain store properties are typically located in areas with significant automobile traffic and are characterized by high visibility and easy access required for retail properties. Locations generally fall into five categories: (i) shopping center and mall pad or outparcel sites; (ii) interstate highway locations; (iii) central business district locations; (iv) residential neighborhood locations; and (v) retail and commercial corridor locations. A chain store is located on each of the properties except for 10 of the properties which were converted into other retail uses. Chain properties generally have standard configurations which conform to each chain's specifications. Generally, all properties owned or financed by FFCA are free standing and surrounded by paved parking areas. Buildings are typically constructed using various combinations of stucco, steel, wood, brick and tile.

     The land size for a typical fast food restaurant generally ranges from 30,000 to 40,000 square feet, with land acquisition costs generally ranging from $200,000 to $400,000. Fast food restaurant buildings generally range from 1,500 to 4,000 square feet in size, with the larger stores having a greater seating capacity and equipment area. Site preparation costs vary depending on the area in which the fast food restaurant is located, the size of the building and the size of the site. Building and site preparation costs generally range from $250,000 to $700,000 for each property. Land size for full service restaurants generally ranges from 40,000 to 80,000 square feet and land acquisition costs generally range from $500,000 to $900,000. Full service restaurant buildings range from 5,000 to 9,000 square feet in size and from $750,000 to $1.2 million in building acquisition costs.

     Convenience store sizes range from 800 square feet for a gas station with a store that sells only the fast moving items found in a traditional convenience store (tobacco, beverages and snacks) to 5,000 square feet for a store that offers services such as a bakery, a sit down restaurant area or a pharmacy (many of these locations also sell gasoline). The typical convenience stores generally range in size from 2,000 to 3,000 square feet. In 1997, the original investment per new store averaged $1 million for a rural convenience store and $1.2 million for an urban convenience store.

     Automotive services and parts stores range in size depending on the type of store. Automotive parts store buildings generally range from 6,000 to 9,000 square feet with total original acquisition costs ranging from $800,000 to $1.8 million. Quick lube buildings are typically 2,500 square feet and are on 17,000 to 25,000 square feet of land. Most are located within shopping centers and have two to six bays, with total acquisition costs ranging between $500,000 and $700,000. Combination specialty stores (offering brakes, mufflers, lube, etc.) are typically free standing, drive-through buildings generally ranging from 2,200 and 3,400 square feet on a lot or shopping center pad of approximately 15,000 to 25,000 square feet. Total acquisition costs range from $550,000 to $900,000.

     FFCA's lease and mortgage financing documents require each chain store operator to make any expenditures necessary to comply with applicable laws and any applicable franchise agreements. Therefore, FFCA is generally not required to make significant capital expenditures in connection with any property it finances. Capital expenditures amounted to approximately $120,000 for the six months ended June 30, 1998. There were no capital expenditures on properties in 1997 and $16,000 in capital expenditures in 1996.

     Approximately 70% of revenues for the six months ended June 30, 1998 were derived from net lease equity real estate investments. The leases are generally twenty years in length and have been originated by the Company and its predecessors since May 1981. The expiration schedule of the initial term of the Company's leases extends through 2018, with a weighted life of such investments of 12.4 years as of June 30, 1998. Approximately 13.3% of the Company's lease revenues are derived from leases which expire in 2005. In all other years, the lease expirations are less than 10% of total lease revenues.

     As of June 30, 1998, all but 11 of the Company's 3,129 properties were performing under a lease or a mortgage loan agreement. All of the nonperforming properties are currently held for sale after extensive efforts to remarket these properties did not produce suitable lessees. Vacant properties held for sale represent less than 1% of FFCA's total real estate investment portfolio.

     GEOGRAPHIC DIVERSIFICATION. FFCA's portfolio is geographically diverse. As of June 30, 1998, the Company had investments in 3,129 chain properties in 48 states, Washington, D.C. and Canada. The Company's investments, based upon property revenues for the period from January 1, 1998 to June 30,

1998, were located in the South (39% of such revenue), the East (23% of such revenue), the Midwest (22% of such revenue) and the West (16% of such revenue). Particular states of concentration include Texas (11% of such revenue), Florida (8% of such revenue), Georgia (7% of such revenue) and California (7% of such revenue). No other state comprises more than 5% of such revenue.

     A map illustrating geographic distribution of the Company's real estate investments is included in the inside front cover page of this Prospectus
Supplement. The following table sets forth certain information regarding the diversification of the Company's real estate investments by geographic region:

                          GEOGRAPHIC DIVERSIFICATION
              AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1998
                            (DOLLARS IN THOUSANDS)

                                  Total          Percent of        Number of        Percent of
Region                         Revenues(1)     Total Revenues     Properties     Total Properties
------                         -----------     --------------     ----------     ----------------
EAST
 Mideast  ..................     $  5,815             15%              558               18%
 Northeast   ...............        2,991              8               363               12
MIDWEST
 East North Central   ......        5,692             15               423               13
 West North Central   ......        2,907              7               216                7
SOUTH
 Southeast   ...............        9,258             23               742               24
 Southwest   ...............        6,458             16               454               14
WEST
 Mountain    ...............        3,136              8               197                6
 Pacific  ..................        3,240              8               173                6
CANADA    ..................           19             --                 3               --
                                 ---------          -----            ------            -----
                                 $ 39,516            100%            3,129              100%
                                 =========          =====            ======            =====

------------
(1) Total revenues does not include other miscellaneous income.

     INDUSTRY SECTOR DIVERSIFICATION. FFCA's portfolio continues to become more diverse in terms of industry sectors, with interests in 2,600 chain restaurant properties, 465 convenience stores, 54 automotive services and parts stores and 10 other retail properties as of June 30, 1998. Chain restaurant properties represented 83% of the Company's investments as of June 30, 1998, as compared to over 99% of the Company's investments as of December 31, 1996. Although FFCA intends to continue expanding in the restaurant sector, FFCA intends to increase industry sector diversification by further expanding in the convenience store and automotive services and parts store sectors. The following table sets forth certain information regarding the diversification of the Company's real estate investments among different industry sectors:

                        INDUSTRY SECTOR DIVERSIFICATION
              AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1998
                            (DOLLARS IN THOUSANDS)

                                           Total          Percent of        Number of        Percent of
Sector                                  Revenues(1)     Total Revenues     Properties     Total Properties
------                                  -----------     --------------     ----------     ----------------
Restaurant   ........................      $36,253             92%            2,600               83%
Convenience Stores    ...............        2,696              7               465               15
Automotive Services and Parts  ......          439              1                54                2
Other  ..............................          128             --                10               --
                                           --------          -----            ------            -----
   Total  ...........................      $39,516            100%            3,129              100%
                                           ========          =====            ======            =====

------------
(1) Total revenues does not include other miscellaneous income.

     OPERATOR AND CHAIN DIVERSIFICATION. FFCA's portfolio is diverse in terms of operators and chains with investments that were leased to, or owned by, over 400 national and regional operating companies as of June 30, 1998. Multi-unit operators are the predominant operators of FFCA's investments. Additionally, approximately 50 chains are represented in the properties. Management anticipates the Company's portfolio will continue to become more diverse in terms of operators and chains as a result of future financings. The following table sets forth certain information regarding the diversification of the Company's real estate investments by chain:

                             CHAIN DIVERSIFICATION
              AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 1998
                            (DOLLARS IN THOUSANDS)

                                     Total          Percent of        Number of        Percent of
Chain(1)                          Revenues(2)     Total Revenues     Properties     Total Properties
--------                          -----------     --------------     ----------     ----------------
Burger King  ..................      $ 6,592            16.7%             400             12.8%
Arby's    .....................        4,450            11.3              340              10.9
Wendy's   .....................        3,255             8.2              185               5.9
Hardee's  .....................        3,250             8.2              361              11.5
Jack in the Box    ............        3,104             7.9              171               5.5
Taco Bell    ..................        1,477             3.7               90               2.9
Kentucky Fried Chicken   ......        1,451             3.7              113               3.6
E-Z Serve(3) ..................        1,404             3.6              148               4.7
Pizza Hut    ..................        1,291             3.3              187               6.0
Applebee's   ..................        1,277             3.2               46               1.5
Black Eyed Pea  ...............          911             2.3               34               1.1
Circle K(3)  ..................          892             2.3               83               2.7
Fuddrucker's    ...............          853             2.2               26               0.8
Perkin's  .....................          742             1.9               36               1.2
Chili's   .....................          690             1.7               25               0.8
White Hen Pantry(3)   .........          676             1.7               45               1.4
7-Eleven(3)  ..................          650             1.6               59               1.9
Quincy's  .....................          607             1.5               97               3.1
Lee's Famous Recipe   .........          560             1.4               38               1.2
Mrs. Winner's   ...............          424             1.1               76               2.4
Whataburger  ..................          422             1.1               26               0.8
Max & Ermas  ..................          396             1.0                8               0.3
Denny's   .....................          366             0.9               19               0.6
Fazoli's  .....................          348             0.9               25               0.8
Popeyes   .....................          318             0.8               25               0.8
Bojangles    ..................          271             0.7               16               0.5
TGIF   ........................          231             0.6                6               0.2
Black Angus  ..................          209             0.5                4               0.1
Other(4)  .....................        2,399             6.0              440              14.0
                                     --------         -------           ------           -------
   Total  .....................      $39,516           100.0%           3,129             100.0%
                                     ========         =======           ======           =======

------------
(1) The chain distribution shown does not represent concentration of specific operators under lease or mortgage loan agreements. These agreements are with the operators, not the chains. The names of the concepts are a trademark or service mark of their respective owners.
(2) Total revenues does not include other miscellaneous income.
(3) Represents convenience store properties.
(4) Includes all automotive services and parts stores.

     RTM, Inc. and its affiliates, which together are the largest franchisee of Arby's restaurants and the owner and franchisor of the Mrs. Winner's and Lee's Famous Recipe concepts, contributed 9.0% of the Company's total rental and mortgage loan interest revenues during 1997 and 9.5% for the three months ended June 30, 1998 (of which approximately 3% is guaranteed by Arby's, Inc. and Triarc Companies, Inc.). RTM, Inc. accounted for 8.2% and 8.0% of the Company's total rental and mortgage loan interest revenues during 1996 and 1995, respectively. Foodmaker, which predominantly operates Jack in the Box restaurants, contributed 9.6% of the Company's total rental and mortgage loan interest revenues (generated from its investment portfolio) during 1997 and 7.8% for the three months ended June 30, 1998. Foodmaker accounted for 10.9% and 12.5% of the Company's total rental and mortgage loan interest revenues during 1996 and 1995, respectively.

     COMPOSITION OF INVESTMENTS. As of June 30, 1998, approximately 78% of the Company's investments were in fee-owned properties subject to lease agreements, with the remainder in mortgages, securitized mortgage loans, equipment, senior debt and lines of credit as set forth in the following table:

                             TOTAL INVESTMENT MIX
                              AS OF JUNE 30, 1998
                            (DOLLARS IN THOUSANDS)

                                                                  Percent of
                                             Gross Investment  Total Investments
                                             ----------------  -----------------
Real estate investments, at cost  ..........     $1,106,244           78%
Mortgage loans held for securitization  ....        167,836           12%
Subordinated securities in securitized
  mortgage loan pools   ....................         75,599            5%
Mortgage loan investments   ................         46,298            3%
Other investments  .........................         32,144            2%
                                                 -----------        -----
 Total    ..................................     $1,428,121          100%
                                                 ===========        =====

THE FOOD SERVICE INDUSTRY

     The food service industry, as defined by the U.S. Department of Commerce, is one of the largest sectors of the nation's economy. During 1997, the industry generated an estimated $321 billion of revenue, representing over 4% of the Gross Domestic Product of the United States. The food service industry grew at an estimated inflation-adjusted rate of 1.7% during 1997, representing the sixth consecutive year of real sales growth for the industry.

     The food service industry is composed of three major food segments: commercial, institutional and military. The commercial food service sector includes full service and fast food restaurants, cafeterias/buffet restaurants, social caterers and ice cream/yogurt retail stores. Within the restaurant industry, the fast food group is typically defined as those restaurants perceived by consumers as fast food or take-out establishments without table service, specializing in pizza, chicken, hamburgers and similar food items. Full service includes those restaurants in the family, steak and casual dining sections that do not meet the criteria for fast food. Although these segments can be further differentiated by price, it is consumer perception, as well as average meal price, that influences how individual restaurant chains are categorized. Research indicates that an average fast food meal price approximates $5, while full service meal price averages between $7 and $15.

     Sales in the restaurant industry have increased by $59 billion from 1986 to 1996, while total expenditures on food and beverages everywhere have increased only $55 billion. This implies that full service and fast food restaurants have actually taken business away from grocery and other retail outlets, which saw revenues from food as a percent of total revenues decrease from 1986 to 1996.

     The Company believes that the restaurant industry will continue to experience consolidation, as the largest chains become increasingly dominant in an industry where cost control and economies of scale are critical. During the past decade, restaurant chains have increased market position in comparison to independent restaurant companies by achieving economies of scale and by developing strong brand equity. Much of the chains' market share gains in the past came at the expense of small, independent operators, who tended to be less sophisticated and less focused on new restaurant development. The top chains may face greater chain-versus-chain competition, however, rather than chain-versus-independent competition.

     During 1997, the fast food segment in the top 100 restaurant chains accounted for an estimated 70.5% of total sales and 84.8% of total units. As a result, FFCA's restaurant portfolio consists primarily of fast food concepts. Successful fast food operators have developed a low-cost structure, through a focus on efficient meal preparation processes and a strong retail distribution network that provides convenient, quality meals at affordable prices. Successful fast food operators have relatively simple operations, which contribute to their success as low-cost providers. Fast food operators can differentiate themselves from the competition through marketing efforts, increasing productivity by training employees and upgrading technology, and simplifying instore processes.

     During 1996 and 1997, the top 100 restaurant chains reported average annual systemwide new store development of 4.3%. The top 100 chains added 4,879 net new properties during 1997 compared to 6,028 in 1996. Restaurant industry maturing has resulted in a slow relative pace of new store development. As a result, FFCA principally finances existing properties rather than new construction. In recent years, investments in newly constructed restaurants have been a small percentage of new business for the Company. In 1997 and 1996, the percentage of the Company's new business related to existing restaurants (as compared to new restaurant construction) was 93% and 85%, respectively.

CHAIN RESTAURANT INDUSTRY

     According to NPD Recount, a national consulting group which specializes in the restaurant industry, restaurant chains having three or more properties accounted for approximately 47% of all restaurants in the United States in 1997. The majority of these properties are fast food restaurants, with others generally in the full service segment. Of the 210,000 chain restaurants having an identified restaurant concept as of December 31, 1997, approximately 117,500 were within the 100 largest restaurant chains. Each of these restaurant chains had 1997 projected total system-wide sales exceeding $174 million.

     The Company believes that the largest national restaurant chains, along with prominent regional chains, are best positioned to compete effectively and retain or increase market share in the food service industry. These chains have strong regional or national presence, which provide them with a brand equity which translates into resilience within a mature and competitive industry. Accordingly, the Company believes that a diversified portfolio of real estate investments primarily centered in major restaurant chains will lower investment risk. Restaurant chains with numerous corporate locations and extensive franchisee networks have effectively become significant food distribution systems with distinct competitive advantages over smaller chains and many independent restaurant operators. The establishment of such food distribution networks requires significant time and effort which results in certain restaurant chains having longer-term track records and more predictable performance patterns. This has resulted in the larger restaurant chains gaining greater dominance in the industry and growth in market share. However, the chain restaurant industry is a regional market type of business and nationally prominent restaurant chains often have definitive regional areas of strength and weakness. Therefore, the Company's investment policy emphasizes strong restaurant operators who can successfully manage known restaurant chains in their markets and also takes into account the strength of specific restaurant chains.

THE CONVENIENCE STORE INDUSTRY

     The convenience store industry is a subset of two major industries: the food industry and the oil and gas industry. The convenience store portion of the sector evolved primarily out of neighborhood grocery stores, while the retail gas portion is a relatively small part of the large oil and gas industry, which also includes exploration and production of both oil and gas, refining, and transportation as well as retail sales.

     Convenience store sales have increased every year since the National Association of Convenience Stores started tracking industry sales in 1971. Industry sales in 1997 were $156.2 billion, 46.4% in merchandise sales and 53.6% in gasoline sales. Because of gasoline margin volatility and pending tobacco legislation, many petroleum marketers have added or are adding convenience stores and other ancillary services to their businesses, such as car washes, lube shops, and fast food stores to contribute more consistent margins.

     Operators are closing older and underperforming gasoline stations because of three factors: (i) costs associated with underground storage tank upgrades to be in compliance by a December 1998 regulatory deadline; (ii) increased costs of doing business; and (iii) low margins. The net effect on the industry is a decrease in the number of gasoline stations and an increase in both the number of convenience stores with gasoline and the number of gasoline dispensers available per location, reflecting the increase in both the gasoline demand and average station size. The number of convenience stores increased 1.6% in 1997 to 95,700, while the number of gasoline stations declined 1.2% between mid-1996 and mid-1997.

     Gasoline prices have decreased in recent months and retail margins have been squeezed. Over the past twelve months, price decreases have been attributable to a warm winter, lower demand in Asia, and increased production from OPEC as well as non-OPEC entities. However, the lower gasoline prices have caused some drivers to use a better grade of gasoline, providing higher margins. The Energy Information Agency forecasts a 3% increase in gasoline demand in 1998 and that retail prices should remain depressed as well.

     Increased competition, margin volatility, and the increased cost of doing business are expected to fuel further consolidation in the industry. To improve refining, transportation and marketing (downstream) margins, several major oil companies have merged downstream operations. In addition, mergers and acquisitions are occurring among traditional convenience store chains. Many chains are closing unprofitable locations and re-focusing on core markets, divesting locations outside their core area. The largest North American convenience store chains are adding more units, with the top 10 adding 1,452 convenience stores in 1997 and the top 50 adding 781 convenience stores in 1997. Nine of the top 10 chains are petroleum marketers, which also dominate the top 50, operating approximately 60% of all outlets held by the top 50 companies.

AUTOMOTIVE SERVICES AND PARTS INDUSTRY

     The automotive services and parts industry refers to companies engaged in the service, repair, maintenance and sale of products for motor vehicles after their sales to the public. Basic categories in the automotive aftermarket include parts and services. The parts sector is comprised of accessories and replacement parts, while the services sector includes fluids, under the car, under the hood, tires, autobody, and various combinations of these services. Competitors in the automotive aftermarket include automotive dealerships, parts stores, full service gasoline stations, general repair garages, tire outlets, discounters and mass merchandisers, and specialty shops (mufflers, tune-ups, transmissions, paint and bodywork, fast lube oil changes and auto glass). While some companies adopt a single service/product line approach, others have expanded to multiple lines.

     The  1997  automotive  aftermarket  reached $136.7 billion in sales, a 3.3%
increase over 1996 according to the Lang Marketing Resources, an acknowledged industry expert. Purchased services, i.e. all labor costs (not including parts) paid by end users, totaled $36.0 billion, or 26.3% of the automotive aftermarket, a 4.1% increase over 1996. Car products accounted for 30.4% of the automotive aftermarket, down from 31.6% in 1996; truck products exceeded car products for the second year at 35.5% of the automotive aftermarket and other products accounted for 7.8% of the automotive aftermarket.

     Products do not include autobody parts, crash parts, audio equipment, sound accessories, fuel, tires, wheels, and other miscellaneous accessories. Do-it-yourselfers (DIY) purchased $19.3 billion in car and truck aftermarket products in 1997, a 6% increase over 1990. On the contrary, purchased services have increased nearly 80% between 1987 and 1997, totaling $36 billion in 1997. The implications are that purchased services is a growth area and DIY products sales (sold at auto parts stores) is mature.

     The growth in the Do-it-for-me sector is attributed to two-income families with increased time pressures, a general increase in consumer demand for convenience, an increase in the number of foreign vehicles, emissions testing requirements, increased vehicle sophistication, decreasing blue collar jobs, and most importantly, aging baby boomers with disposable income. The last trend, aging baby boomers, is expected to continue to drive growth in this sector into the next century. In recent years, specialty shops began to franchise and rapidly expand, which is expected to continue.

     Many of these chains are growing by acquisition of smaller, independent operators. Lube chains have been pursuing franchisees of other brands to join with them. The industry growth rate for fast lube services was 7.5% between 1996 and 1997. The top 10 fast lube chains account for over 33.4% of all fast lube outlets and an estimated 12.4% of all stores that change oil. The anticipated 1998 growth rate for the top 10 lube chains is 20.5%.

     Specialty repair shop share of the car and light truck service market grew from 12.6% in 1986 to 20.5% in 1997. Between 1993 and 1997, product sales growth for specialty repair shops was 46.9%. Specialty repair shops captured an 18% share of service bays in 1997, increasing their number of bays 18.5% between 1987 and 1997, while the number of bays operated by service stations and garages and vehicle dealers decreased significantly, 20.1% and 10.4% respectively, during the same period. Service bays are handling more vehicles, approximately 160 vehicles per service bay in 1997 (up from 126 in 1987), and are estimated to grow to 175 by the year 2002.

     Auto parts retail chains, servicing the DIY customer, have experienced rapid consolidation as small regional chains sell stores to larger chains. A positive factor for this sector is that the average age of vehicles is increasing, while new car prices continue to climb. Aiding the overall industry is an increase in the average number of miles driven annually, an increase in the number of drivers, and closure of full service gas stations. However, with the advent of vehicles that can drive 100,000 miles before a tune-up and generally improved product quality, product sales are not likely to see major increases in the next few years. Retail auto parts stores sell 38% of DIY customer purchased products. The number of retail auto parts stores increased 21.9% between 1990 and 1997 to 13,320, and is expected to increase to nearly 16,000 stores by the year 2000, a 20.1% increase over the 1997 count. The top 10 parts retailers accounted for over 41.9% of auto parts stores and experienced a 9.3% increase in outlets between early 1996 and year-end 1997.

REGULATION

     FFCA, through its ownership and financing of real estate, is subject to a variety of environmental, health, land-use, fire and safety, and other regulation by federal, state and local governments that affects the development and regulation of chain store properties. The Company's leases and mortgage loans impose the primary obligation for regulatory compliance on the operators of the chain store properties. Subject to the environmental discussion below, in most instances, the Company does not have primary responsibility for regulatory compliance and any obligation of the Company would be based upon the failure of chain store operators to comply with applicable laws and regulations.

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or within its property. Such liability may be imposed without regard to whether the owner or operator knew of, or caused the release of, the hazardous substances. In addition to liability for cleanup costs, the presence of hazardous substances on a property could result in the owner or operator incurring liability as a result of a claim by an employee or another person for personal injury or a claim by an adjacent property owner for property damage.

     The Company has performed environmental assessments or obtained environmental insurance on each property acquired or financed by the Company since 1994. Properties acquired from the Company's predecessors, accounting for 28% of the Company's properties, did not have environmental audits performed either at the time the Company acquired the properties from its predecessors or when such properties were acquired by such predecessor entities. FFCA is not currently a party to any litigation or administrative proceeding with respect to any property's compliance with environmental standards. Furthermore, the Company is not aware of nor does it anticipate any such action, or the need to expend any of its funds in the foreseeable future in connection with its operations or ownership of existing properties which would have a material adverse effect upon the Company.

INSURANCE

     Management believes that all of FFCA's properties are covered by adequate comprehensive liability, fire, flood and extended loss insurance provided by reputable companies, with commercially reasonable and customary deductibles and limits. Certain types and amounts of insurance are required to be carried by each operator under the financing agreements with the Company. There are, however, certain types of losses (such as from wars or earthquakes) that may be either uninsurable or not economically insurable in some or all locations. An uninsured loss could result in a loss to the Company of both its capital investment and anticipated profits from the affected property.

LEGAL PROCEEDINGS

     The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business.

                    MANAGEMENT AND DIRECTORS OF THE COMPANY

   The directors and executive officers of the Company are:

            Name                                    Office                            Age
            ----                                    ------                            ---
Morton H. Fleischer   ...... Director, Chairman of the Board, President and Chief      61
                               Executive Officer
John R. Barravecchia  ...... Executive Vice President, Chief Financial Officer,        43
                               Treasurer and Assistant Secretary
Christopher H. Volk   ...... Executive Vice President, Chief Operating Officer,        42
                               Secretary and Assistant Treasurer
Dennis L. Ruben    ......... Executive Vice President, General Counsel and Assis-      45
                               tant Secretary
Stephen G. Schmitz    ...... Executive Vice President, Chief Investment Officer        44
                               and Assistant Secretary
Catherine F. Long  ......... Senior Vice President--Finance, Principal Accounting      42
                               Officer, Assistant Secretary and Assistant Treasurer
Robert W. Halliday    ...... Director and Chairman Emeritus of the Board               78
Willie R. Barnes   ......... Director                                                  66
Kelvin L. Davis    ......... Director                                                  34
William C. Foxley  ......... Director                                                  63
Donald C. Hannah   ......... Director                                                  66
Dennis E. Mitchem  ......... Director                                                  67
Louis P. Neeb   ............ Director                                                  59
Kenneth B. Roath   ......... Director                                                  62
Wendell J. Smith   ......... Director                                                  66
Casey J. Sylla  ............ Director                                                  55
Shelby Yastrow  ............ Director                                                  62

     The following is a description of the name, principal occupation or employment during the past five years and other directorships of the directors and executive officers of the Company:

     MORTON H. FLEISCHER has served as a director of the Company since June 22, 1993. Mr. Fleischer is also Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Fleischer previously served as the President, Chief Executive Officer and director of Franchise Finance
Corporation  of  America  I,  a  Delaware  corporation ("FFCA I") (a predecessor corporation of the Company), since its formation in 1980. Mr. Fleischer acted as an individual general partner (or general partner of the general partner) of the eleven public limited partnerships that were consolidated to form the Company in 1994. In addition, he is a general partner (or general partner of the general partner) in the following public limited partnerships whose investments are set forth in parentheticals: Participating Income Properties 1986, L.P. (travel plazas); Participating Income Properties II, L.P. (travel plazas); Participating Income Properties III Limited Partnership (travel plazas); and Scottsdale Land Trust Limited Partnership (commercial land development).

     JOHN R. BARRAVECCHIA is Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. Mr. Barravecchia has served as an executive officer of the Company since June 1, 1994. Mr. Barravecchia previously served as Senior Vice President, Chief Financial Officer and Treasurer of the Company from June 1, 1994 until July 28, 1995, and as Senior Vice President of FFCA I from October 1989 until June 1, 1994. Prior to joining FFCA I in March 1984, Mr. Barravecchia was associated with the international public accounting firm of Arthur Andersen.

     CHRISTOPHER H. VOLK is Executive Vice President, Chief Operating Officer, Secretary and Assistant Treasurer. Mr. Volk has served as an executive officer of the Company since June 1, 1994. Mr. Volk previously served as Senior Vice President-Underwriting and Research of the Company from June 1, 1994 until July 28, 1995, and as Vice President-Research of FFCA I from October 1989 until June 1, 1994. Mr. Volk is a member of NAREIT and has served as co-chair of its Public Relations Committee.

     DENNIS L. RUBEN is Executive Vice President, General Counsel and Assistant Secretary. Mr. Ruben has served as an executive officer of the Company since June 1, 1994. Mr. Ruben served as Senior Vice President and General Counsel of the Company from June 1, 1994 to January 28, 1997. Mr. Ruben previously served as an attorney and counsel of FFCA I from March 1991 until June 1, 1994. Prior to joining FFCA I, Mr. Ruben was a partner with the national law firm of Kutak Rock.

     STEPHEN G. SCHMITZ is Executive Vice President, Chief Investment Officer and Assistant Secretary. Mr. Schmitz has served as an executive officer of the Company Since May 31, 1995. Mr. Schmitz served as Senior Vice President-Corporate Finance from June 1, 1994 to January 28, 1997. Mr. Schmitz previously served as Senior Vice President of the Company and served in various positions as an officer of FFCA I from 1986 to June 1, 1994.

     CATHERINE F. LONG is Senior Vice President-Finance, Principal Accounting Officer, Assistant Secretary and Assistant Treasurer. Ms. Long has served as an executive officer of the Company since June 1, 1994. Ms. Long served as Vice President-Finance of the Company from June 1, 1994 to January 28, 1997. Ms. Long previously served as Vice President-Finance of FFCA I from June 1990 until June 1, 1994. From 1978 to May 1990, Ms. Long was associated with the international public accounting firm of Arthur Andersen.

     ROBERT W. HALLIDAY is a director and Chairman Emeritus of the Board of the Company. Mr. Halliday has been with the Company since June 22, 1993. Mr.
Halliday previously served as the Chairman of the Board of the Company since its organization and of the FFCA I since its formation in 1980. He has served as a director of several publicly held American and Canadian companies, including Great Pacific Corporation, Mitchell Energy & Development Corporation, Boise Cascade Corporation and Jim Pattison Enterprises.

     WILLIE R. BARNES is a director of the Company. Mr. Barnes has been with the Company since March 14, 1995. Mr. Barnes is a corporate and securities law attorney. Mr. Barnes has been a partner in the law firm of Musick, Peeler &
Garrett since June 1992. He was a partner in the law firm of Katten, Muchin Zavis & Weitzman from March 1991 to January 1992. He is a member of the
Business Law Section of the American Bar Association, in addition to other committees. Mr. Barnes was appointed as the Commissioner of Corporations for the State of California in 1975 and is a member of the California Senate Commission on Corporate Governance, Shareholder Rights and Securities Transactions. He is currently a director and secretary of American Shared Hospital Services.

     KELVIN L. DAVIS is a director of the Company. Mr. Davis has been with the Company since March 13, 1998. Mr. Davis is President and Chief Operating Officer of Colony Capital, Inc., an international real estate-related investment firm. He has been with Colony since its formation in 1991. He also serves as Co-Managing General Partner of Colony's active discretionary equity funds, including Colony Investors II, L.P., and Colony Investors III, L.P. Prior to 1991, Mr. Davis was a principal of RMB Realty, Inc. Prior to that time he was employed by Goldman, Sachs & Co. and Trammell Crow Company.

     WILLIAM C. FOXLEY is a director of the Company. Mr. Foxley has been with the Company since August 1, 1994. Mr. Foxley is the President of Foxley Cattle Company. From 1983 to 1993, Mr. Foxley served as a consultant to a group of investment limited partnerships managed by Bridge Capital of Teaneck, New Jersey. He previously served as chairman of Flavorland Industries, a publicly held company. He is currently Chairman of the Board of the Museum of Western Art in Denver.

     DONALD C. HANNAH is a director of the Company. He has been with the Company since August 1, 1994. Mr. Hannah is Chairman and Chief Executive Officer of U.S. Properties, Inc. Mr. Hannah is a member of the Chief Executives Organization and the World Presidents' Organization, and is a director of the Precision Standard Corporation (NASDAQ), the Samoth Capital Corporation and the Marine Resources Foundation.

     DENNIS E. MITCHEM is a director of the Company. He has been with the Company since January 29, 1996. Mr. Mitchem is Executive Director of Habitat for Humanity, Valley of the Sun, since April 1996, and prior to that time was an independent management consultant for privatization and financial services projects. From March 1994 to December 1995, Mr. Mitchem worked in Moscow serving as a consultant to the Russian Privatization Center in the establishment of its local Privatization Centers. From July 1992 to February 1994, he was Managing Director of CAJV, a joint venture between Arthur Andersen and Castillo Company, Inc., and managed the Denver, Colorado, financial processing center of the Resolution Trust Corporation. From 1954 to June 1993, he was employed by Arthur Andersen, where he became a partner in 1967 and retired as a senior partner in June 1993.

     LOUIS P. NEEB is a director of the Company. Mr. Neeb has been with the Company since August 1, 1994. Mr. Neeb is Chairman of the Board and Chief Executive Officer of Casa Ole Restaurants, Inc. since October 1995. Mr. Neeb also serves as President of Neeb Enterprises, Inc., a restaurant consulting firm. He was President and Chief Executive Officer of Spaghetti Warehouse, Inc., from 1991 to January 1994 and President of Geest Foods USA from September 1989 to June 1991, prior to which he served as President and Chief Executive Officer of Taco Villa, Inc. Mr. Neeb spent ten years with the Pillsbury Company in various positions which included: Executive Vice President, Pillsbury; Chairman of the Board, Burger King; and President, Steak 'N Ale Restaurants. Mr. Neeb is also a director of ShowBiz Pizza Time, Inc. and Silver Diner Development Inc. and was previously a director of On the Border Cafes, Inc.

     KENNETH B. ROATH is a director of the Company. Mr. Roath has been with the Company since August 1, 1994. Mr. Roath is Chairman and Chief Executive Officer of Health Care Property Investors, Inc., a real estate investment trust organized in 1985 to invest, on a net lease basis, in health care properties. Mr. Roath is a director and chairman of the compensation committee of Arden Realty, Inc. (NYSE), a real estate investment trust. Mr. Roath is also the past Chairman of NAREIT and is currently a member of the Board of Governors of NAREIT.

     WENDELL J. SMITH is a director of the Company. Mr. Smith has been with the Company since August 1, 1994. Mr. Smith is President of W.J.S. & Associates, which was established by Mr. Smith in 1984 as a consultant to pension funds and pension fund real estate advisors. Mr. Smith also serves as a director of Shurgard Storage Centers (NYSE), a real estate investment trust organized to invest in self-storage facilities. He is a member of the Board of Directors of Chastain Capital Corporation. He is also a member of the Board of Directors of PGA Tour Properties, which invests in golf courses throughout the world. Mr. Smith retired in 1991 from the State of California Public Employees Retirement System ("CALPERS"), after 27 years of employment. During the last 21 years of his employment with CALPERS, Mr. Smith was responsible for all real estate equities and mortgage acquisitions for CALPERS. Mr. Smith previously served on the Western and National Advisory Boards of the Federal National Mortgage Association, on the Advisory Board of the Center for Real Estate Research at the University of California, and as a director of Real Estate Investment Trust of California.

     CASEY J. SYLLA is a director of the Company. Mr. Sylla has been with the Company since August 1, 1994. Mr. Sylla is Senior Vice President and Chief Investment Officer of Allstate Insurance Company. From 1992 until July 1995,
Mr. Sylla was an Executive Officer and Vice President and head of the Securities Department of The Northwestern Mutual Life Insurance Company.

     SHELBY YASTROW is a director of the Company. Mr. Yastrow has been with the Company since July 24, 1997. Mr. Yastrow is an attorney and counsel to the law firm of Sonnenschein Nath & Rosenthal in Chicago, Illinois. He joined McDonald's Corporation in 1978 as Vice President, Chief Counsel of Litigation and Assistant Secretary. He was appointed Vice President, General Counsel of McDonald's Corporation in 1982 and Senior Vice President in 1988, before being named Executive Vice President in 1995. He retired from McDonald's Corporation in December 1997. Mr. Yastrow received his law degree from Northwestern University in 1959.

                           DESCRIPTION OF THE NOTES

     The Notes offered by this Prospectus Supplement and the accompanying Prospectus constitute a separate series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture dated as of November 21, 1995 (the "Indenture") between the Company and Norwest Bank Arizona, National Association, as trustee (the "Trustee"), as supplemented by an officer's certificate setting forth certain terms of the Notes. The following description of the particular terms of the Notes supplements and replaces inconsistent provisions contained in the description of the general terms and provisions of the Debt Securities set forth in the Prospectus.

     Investors are directed to the description of the Debt Securities set forth under "Description of Debt Securities" in the accompanying Prospectus. The terms of the Notes include certain provisions contained in the Trust Indenture Act of 1939, as amended (the "TIA"), and holders of Notes are referred to the Indenture and the TIA for further information. The following summary of certain provisions of the Indenture is not complete and is qualified in its entirety by reference to the Indenture, including the definitions set forth in the Indenture of certain terms used below. Copies of the Indenture and the Notes are available for inspection at the office of the Trustee located at 3300 North Central Avenue, MS 9030, Phoenix, Arizona 85012. As used in this section, the "Company" means Franchise Finance Corporation of America exclusive of its subsidiaries.

GENERAL

     The Notes will be limited in aggregate principal amount to $150,000,000. The Notes will be direct, senior unsecured obligations of the Company and will rank equally with all other senior unsecured indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgage and other secured indebtedness of the Company and to indebtedness and other liabilities of the Company's Subsidiaries (as defined below); such indebtedness would have aggregated $8.5 million as of June 30, 1998 on a pro forma basis assuming application of the net proceeds of this Offering as described under "Use of Proceeds."

     As of June 30, 1998, on a pro forma basis after giving effect to the sale of the Notes offered hereby and the application of the net proceeds therefrom, the total outstanding indebtedness of the Company and its Subsidiaries would have been approximately $534.6 million. Subject to the limitations set forth in the Notes as described below under "--Additional Covenants of the Company," the Indenture will permit the Company and its Subsidiaries to incur additional secured and unsecured indebtedness.

     The Notes will be issued only as Global Securities (as defined below) in fully registered book-entry form without coupons, except under the limited circumstances described below under "--Book Entry System."

     Reference is made to the section titled "Description of Debt Securities-Certain Covenants" in the accompanying Prospectus and "--Additional Covenants of the Company" below for a description of the covenants applicable to the Notes. Compliance with these covenants generally may not be waived by the Trustee unless the holders of at least a majority in principal amount of outstanding Notes consent to such waiver with respect to such series; provided, however, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities-Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.

     Except as described under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus or "--Additional Covenants of the Company" below, the Indenture does not contain any other provisions that would afford holders of the Notes protection in the event of (a) a highly leveraged or similar transaction involving the Company,
(b) a change of control, or (c) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company with another entity that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse affect on the Company's ability to service its indebtedness, including the Notes.

     The Company has no present intention of engaging in a highly leveraged or similar transaction involving the Company. In addition, certain restrictions on ownership and transfers of the Company's capital stock designed to preserve its status as a REIT may act to prevent or hinder any such transaction or a change of control.

INTEREST AND MATURITY

     The Notes will bear interest at the rate set forth on the cover page of this Prospectus Supplement from the date of issuance or the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 1999 (each, an "Interest Payment Date"), to the person in whose name a Note is registered at the close of business on April 1 or October 1, as the case may be, next preceding such Interest Payment Date.

     The  Notes  will  mature on       , 200_ . The Notes are not subject to any
sinking fund provisions.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the option of the Company, in whole or in part at any time or from time to time, upon not less than 30 and not more than 60 days' notice, on any date prior to maturity (the "Redemption Date"). The redemption price shall be equal to 100% of the principal amount of the Notes to be redeemed plus accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

     The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

     (1) the sum of the present values, calculated as of the Redemption Date, of:

       (a) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

       (b) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed; over

     (2) the principal amount of the Note (or portion thereof) being redeemed.

     The present values of interest and principal payments referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 25 basis points.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make this appointment at least 30 calendar days to the Redemption Date, or if the institution so appointed is unwilling or unable to make this calculation, the calculation will be made by Salomon Smith Barney Inc. ("Salomon"), or its affiliate, or, if Salomon is unwilling or unable to make the calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "Release"). If the Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to this weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.

     If weekly average yields for United States Treasury Notes are not available in the Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     Any notice to the holders of Notes of such a redemption need not set forth the redemption price of such Notes but need only set forth the calculation thereof as described above. The redemption price, calculated as set forth above, shall be set forth in an Officers' Certificate (as defined in the Indenture) delivered to the Trustee no later than two business days prior to the Redemption Date.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion will be issued in the Holder's name upon cancellation of the original Note.

ADDITIONAL COVENANTS OF THE COMPANY

     Reference is made to the section titled "Description of Debt Securities" in the accompanying Prospectus for a description of the covenants applicable to the Notes. In addition to those covenants, the following covenants of the Company will apply to the Notes for the benefit of the holders of the Notes:

     LIMITATION ON INCURRENCE OF TOTAL DEBT. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds therefrom, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (a) the Company's Total

Assets (as defined below) as of the end of the calendar quarter prior to the incurrence of such additional Debt and (b) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the incurrence of such additional Debt.

     LIMITATION ON INCURRENCE OF SECURED DEBT. In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind on any of its properties, and will not otherwise grant or convey any such mortgage, charge, pledge, encumbrance or security interest of any kind, if immediately after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles which is secured by any mortgage, charge, pledge, encumbrance or security interest of any kind on property of the Company or any Subsidiary is greater than 40% of the sum of (a) the Company's Total Assets as of the end of the calendar quarter prior to the incurrence of such Debt, and (b) any increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the incurrence of such additional Debt.

     DEBT SERVICE COVERAGE. In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to Annual Service Charge (as defined below) for the four consecutive calendar quarters most recently ended prior to the date on which such additional Debt is to be incurred is less than 1.5 to 1.0 on a pro forma basis after giving effect to the incurrence of such Debt and the application of the proceeds therefrom.

     MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. The Company will maintain at all times Total Unencumbered Assets (as defined below) of not less than 150% of the aggregate outstanding principal amount of all outstanding unsecured Debt of the Company and its Subsidiaries.

     As used herein:

          "ANNUAL SERVICE CHARGE" means the interest expense of the Company and its Subsidiaries for the four consecutive fiscal quarters most recently ended, including, without limitation, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, net costs pursuant to hedging obligations, the interest component of all payments associated with Capitalized Leases, amortization of debt issuance costs, amortization of original issue discount, non-cash interest payments and the interest component of any deferred payment obligations.

          "CAPITALIZED LEASE" means any lease of property by the Company or any Subsidiary as lessee that is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles.

          "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for (a) interest on Debt of the Company and its Subsidiaries, (b) provision for taxes of the Company and its Subsidiaries based on income, (c) amortization of debt discount, (d) provisions for gains and losses on properties, (e) depreciation, (f) the effect of any non-cash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period and (g) amortization of deferred charges.

          "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

          "DEBT" means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (a) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (b) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any Subsidiary, (c) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (d) Capitalized Leases, in the case of items of indebtedness under (a) through (c) above to the extent that any such items (other than letters of credit) would appear as liabilities on the Company's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

          "SUBSIDIARY" means (a) any corporation, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled to vote in the election of the directors, managers, trustees or other persons having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company, and (b) any partnership or limited liability company in which the Company or one or more of the other Subsidiaries of the Company, directly or indirectly, possesses more than a 50% interest in the total capital or total income of such partnership or limited liability company.

          "TOTAL ASSETS" as of any date means the sum of (a) Undepreciated Real Estate Assets and (b) all other assets of the Company and its Subsidiaries determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

          "TOTAL UNENCUMBERED ASSETS" means Total Assets minus the value of any properties of the Company and its Subsidiaries that are encumbered by any mortgage, charge, pledge, lien, security interest or other encumbrance of any kind, including the value of any stock of any Subsidiary that is so encumbered. For purposes of this definition, the value of each property shall be equal to the purchase price or cost of each such property and the value of any stock subject to any encumbrance shall be determined by reference to the value of the properties owned by the issuer of such stock as aforesaid.

          "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the amount of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of a single fully registered Note in book-entry form (a "Global Security") which will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor depository or any nominee of such successor.

     So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by a Global Security for all purposes under the Indenture and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

     If any of the following occur, the Company will issue individual Notes in certificated form in exchange for a Global Security:

     * DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor depository is not appointed by the Company within 90 days;

     * an Event of Default under the Indenture with respect to the Notes has occurred and is continuing and the beneficial owners representing a majority in principal amount of the Notes represented by a Global Security advise DTC to cease acting as depository; or

     * the Company, in its sole discretion, determines at any time that the Notes shall no longer be represented by a Global Security.

     In  any  such  instance,  an  owner  of  a  beneficial interest in a Global
Security will be entitled to physical delivery of individual Notes in certificated form of like tenor, equal in principal amount to such beneficial interest and to have such Notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

     DTC has advised the Company of the following information regarding DTC:

     DTC is:

     *    a  limited-purpose  trust company organized under the New York Banking
          Law;

     *    a "banking  organization"  within the meaning of the New York  Banking
          Law;

     *    a member of the Federal Reserve System;

     * a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     * a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

     DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct Participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction.

     Transfers of ownership interests in Notes are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, the Notes are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC records reflect only the identity of the Direct Participants to whose accounts Notes are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Notes represented by a Global Security are to be redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified on a list attached to the Omnibus Proxy).

     Principal and interest payments on the Notes will be made by the Company to the Trustee and from the Trustee to DTC. DTC's practice is to credit Direct Participant's accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, Note certificates are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered.

     None of the Company, the Trustee, any Paying Agent, the Security Registrar or the Underwriters will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its Participants or the relationship between such Participants and the owners of beneficial interests in a Global Security owned through such Participants.

                                 UNDERWRITING

     Subject  to  the  terms  and  conditions  set  forth  in  the  Underwriting
Agreement dated the date of this Prospectus Supplement (the "Underwriting Agreement"), FFCA has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from FFCA, the principal amount of the Notes set forth opposite its name below:

                                                         Principal Amount of
Underwriter                                                   the Notes
-----------                                              -------------------

Salomon Smith Barney Inc.  ...........................       $
Merrill Lynch, Pierce, Fenner & Smith
 Incorporated  .......................................
NationsBanc Montgomery Securities LLC  ...............
                                                             ------------
   Total    ..........................................       $150,000,000
                                                             ============

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any Notes are purchased.

     The Underwriters have advised FFCA that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at this price less a concession not in excess of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of % of the principal amount of the Notes.
After the initial public offering, the public offering prices and such concessions may be changed from time to time.

     FFCA has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriters have advised FFCA that they intend to make a market in the Notes after the consummation of the Offering; however, the Underwriters are not obligated to do so, and any such market-making, if commenced, may be terminated at any time without notice. No assurance can be given as to the liquidity of the trading market, if any, for the Notes.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICES, PURCHASES OF THE NOTES TO COVER SOME OR ALL OF A SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with this Offering (i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market.

     The Underwriters may also impose a penalty bid on selling group members. This means that if the Underwriters purchase Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the selling group members who sold those Notes as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither FFCA nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes.

In  addition,  neither FFCA nor any of the Underwriters makes any representation
that   the   Underwriters   will  engage  in  such  transactions  or  that  such
transactions, once commenced, will not be discontinued without notice.

     The Underwriters and their respective affiliates have from time to time, provided investment banking and commercial banking services to FFCA, for which they received customary fees. In addition, the Underwriters and their affiliates may provide, in the future, such services to FFCA. An affiliate of NationsBanc Montgomery Securities LLC is a lender under FFCA's Credit Agreement. FFCA intends to use the net proceeds from the sale of the Notes to repay amounts outstanding under the Credit Agreement. See "Use of Proceeds."

                                 LEGAL MATTERS

     The legality of the Notes to be issued in connection with this offering is being passed upon for FFCA by the law firm of Kutak Rock, Denver, Colorado. Certain legal matters relating to this offering are being passed upon for the Underwriters by the law firm of Latham & Watkins, Los Angeles, California. Members and attorneys of Kutak Rock own an aggregate of approximately 32,000 shares of common stock of FFCA.

PROSPECTUS

                   FRANCHISE FINANCE CORPORATION OF AMERICA
                                $1,000,000,000
               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK


     Franchise Finance Corporation of America (the "Company") may from time to time offer in one or more series (i) its debt securities (the "Debt Securities"), or (ii) shares of its preferred stock (the "Preferred Stock"), or
(iii) shares of its Common Stock, par value $.01 per share (the "Common Stock"), with an aggregate public offering price of up to $1,000,000,000 on terms to be determined at the time of offering. The Debt Securities, the Preferred Stock and the Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the Company's option or repayment at the holder's option, terms for sinking fund payments, terms for conversion into Preferred Stock or Common Stock, covenants and any initial public offering price; and (ii) in the case of Preferred Stock, the specific designation and stated value, any dividend, liquidation, redemption, conversion, voting and other  rights,  and  any initial public offering price; and (iii) in the case of
Common Stock, any initial public offering price. In addition, such specific terms may include limitations on actual or constructive ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. See "Restrictions on Transfers of Capital Stock."

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                  ------------------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  ------------------------------------------


                 The date of this Prospectus is April 16, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The registration statement on Form S-3 (of which this Prospectus is a part) (the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company makes its filings electronically. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically, which information can be accessed at http://www.sec.gov. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission the Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the Commission's rules and regulations. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

      (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

      (ii)  the Company's Current Report on Form 8-K dated January 27, 1998;

      (iii) the Company's  Current  Report on Form 8-K dated  February 17, 1998;
            and

      (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed June 28, 1994.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to termination of the offering of the Securities, shall be deemed to be incorporated by reference in this Prospectus from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus or in any document filed after the date of this Prospectus which is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits to the documents that have been incorporated herein by reference unless the exhibits are themselves specifically incorporated by reference). Such written or oral request should be directed to the Corporate Secretary at 17207 North Perimeter Drive, Scottsdale, Arizona 85255, telephone number (602) 585-4500.

                                  THE COMPANY

     Franchise Finance Corporation of America (the "Company") is a specialty retail finance company dedicated primarily to providing real estate financing to the chain restaurant industry, as well as to the convenience store and automotive parts and service industries. The Company's primary strategy is to provide all necessary financing for multi-unit operators and franchisors who operate retail properties in which the Company invests. The Company's investments are diversified by geographic region, operator and chain. The Company's Common Stock trades on the New York Stock Exchange (the "NYSE") under the symbol FFA. The Company is a Delaware corporation and maintains its corporate offices at 17207 North Perimeter Drive, Scottsdale, Arizona 85255 and its telephone number is (602) 585-4500.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include investment in additional properties, the expansion and improvement of certain properties in the Company's portfolio and the repayment of indebtedness.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth ratios of earnings to fixed charges for the periods shown. The ratio shown for the year ended December 31, 1993 is derived from the combined historical financial information of Franchise Finance Corporation of America I, a Delaware corporation, and eleven real estate limited partnerships, the predecessors to the Company (the "Combined Predecessors"). The ratio shown for the year ended December 31, 1994 is derived from the financial information of both the Combined Predecessors and the Company. The ratios shown for the years ended December 31, 1995, 1996 and 1997 are for the Company.

     The Company commenced operations on June 1, 1994 as a result of the merger of the Combined Predecessors. The information for the periods prior to that date is, in effect, a restatement of the historical operating results of
Franchise Finance Corporation of America I and eleven real estate limited partnerships as if they had been consolidated since January 1, 1993. The predecessor companies were primarily public real estate limited partnerships which were prohibited from borrowing for real estate acquisitions and had no opportunity for growth through acquisitions; therefore, the investment objectives of the Company are different than the objectives of the Combined Predecessors, and the information presented below does not necessarily present the ratios of earnings to fixed charges as they would have been had the Company operated as a REIT for all periods presented.

                              YEAR ENDED DECEMBER 31,
            -------------------------------------------------------
            1993           1994        1995        1996        1997
            ----           ----        ----        ----        ----
            43.73         16.78        4.16        3.54        3.04

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (including gain or loss on the sale of property) before REIT transaction related costs plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized, if any) and the amortization of debt issuance costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are the same as the ratios presented above.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. An unqualified opinion of counsel as to legality of the Debt Securities will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of the Debt Securities are made. The Debt Securities will be issued under an indenture, dated as of November 21, 1995, subject to such amendments or supplements as may be adopted from time to time (the "Indenture") between the Company and Norwest Bank Arizona, National Association, as trustee (the "Trustee"). The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

TERMS

     The  particular  terms  of  the  Debt  Securities  offered  by a Prospectus
Supplement will be described in the particular Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable material federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

     The Indenture provides that the Debt Securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company's Board of Directors or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders (the "Holders") of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities offered thereby for the specific terms thereof, including:

          (a) the title of such Debt Securities;

          (b) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount (subject to certain exceptions described in the Indenture);

          (c) the price (expressed as a percentage of the principal amount thereof or otherwise) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Stock or Preferred Stock or the method by which any such portion shall be determined;

          (d) if convertible into Common Stock, Preferred Stock, or both, the terms on which such Debt Securities are convertible (including the initial conversion price or rate and conversion period) and, in connection with the preservation of the Company's status as a REIT, any applicable limitations on conversion or on the ownership or transferability of the Common Stock or the Preferred Stock into which such Debt Securities are convertible;

          (e) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (f) the rate or rates, at which such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates upon which any such interest will be payable, the record dates for payment of such interest, or the method by which any such dates shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (g) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion, registration of transfer, or exchange (each to the extent applicable), and where notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

          (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or, in part, at the Company's option (if the Company has the option to redeem);

          (i) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (j) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency, currency unit, or a composite currency or currencies, and the terms and conditions relating thereto;

          (k) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (l) whether such Debt Securities will be issued in certificated and/or book-entry form, and the identity of any applicable depositary for such Debt Securities;

          (m) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (n) the applicability, if any, of the defeasance and covenant defeasance provisions described herein or set forth in the applicable Indenture, or any modification thereof or addition thereto;

          (o) any deletions from, modifications of or additions to the events of default or covenants of the Company, described herein or in the Indenture with respect to such Debt Securities, and any change in the right of any Trustee or any of the Holders to declare the principal amount of any such Debt Securities due and payable;

          (p) whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge to Holders that are not United States persons, and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment (and the terms of any such option);

          (q) the subordination provisions, if any, relating to such Debt Securities;

          (r) the provisions, if any, relating to any security provided for such Debt Securities; and

          (s) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

     If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the Company's ability to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Certain existing restrictions on ownership and transfers of the Common Stock and Preferred Stock are, however, designed to preserve the Company's status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Restrictions on Transfers of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

     Unless otherwise described in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the applicable Trustee's corporate trust office, the address of which will be set forth in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     Subject to certain limitations imposed on Debt Securities in the Indenture, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tender upon surrender of such Debt
Securities at the applicable Trustee's corporate trust office or at the applicable office of any agency of the Company. In addition, subject to certain limitations imposed on Debt Securities in the Indenture, the Debt Securities of any series may be surrendered for registration by transfer thereof at the applicable Trustee's corporate trust office or at the applicable office of any agency of the Company. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer and evidence of title and identity satisfactory to the Trustee, the Company, or its transfer agent, as applicable. No service charge will be made for any registration of transfer or exchange of any Debt Securities. However, (with certain exceptions) the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Company nor any Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of mailing of notice of redemption of any Debt Securities of that series that may be selected for redemption and ending at the close of business on the day of mailing the relevant notice of redemption (or publication of such notice with respect to bearer securities); (b) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or (c) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the Holder's option, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture will provide that the Company may, with or without the consent of the Holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall be an entity organized and existing under the laws of the United States or a state thereof and such successor entity shall expressly assume the Company's obligation to pay the principal of (and premium, if any) and interest on all the Debt Securities and shall also assume the due and punctual performance and observance of all the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of such successor entity, the Company or any subsidiary as a result thereof as having been incurred by such successor entity, the Company or such subsidiary at the time of such transaction, no event of default under the Indenture, and no event that, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

     EXISTENCE. Except as permitted under "Merger, Consolidation or Sale of Assets," the Indenture will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, material rights (by certificate of incorporation, bylaws and statute) and material franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business.

     MAINTENANCE OF PROPERTIES. The Indenture will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the Company's judgment may be necessary so that the business carried on or in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

     INSURANCE. The Indenture will require the Company to, and to cause each of its subsidiaries to, keep in force upon all of its properties and operations policies of insurance carried with responsible companies in such amounts and covering all such risks as shall be customary in the industry in accordance with prevailing market conditions and availability.

     PAYMENT OF TAXES AND OTHER CLAIMS. The Indenture will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed on it or any subsidiary or on the income, profits or property of the Company or any subsidiary and (b) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

     PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Indenture will require the Company, within 15 days after each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, (a) to transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such Holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, (b) to file with the Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (c) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective Holder of Debt Securities.

     ADDITIONAL COVENANTS. Any additional covenants of the Company with respect to any of the series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the applicable Prospectus Supplement, the following events are "events of default" with respect to any series of Debt Securities issued under the Indenture: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance or breach of any other covenant or warranty of the Company contained in the Indenture (other than a covenant or warranty a default in the performance of which or the breach of which is elsewhere in this paragraph specifically dealt with), continued for 60 days after written notice as provided in the applicable Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any of its subsidiaries (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles), in an aggregate principal amount in excess of $10 million or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (including such leases), in an aggregate principal amount in excess of $10 million, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary of the Company; and (g) any other Event of Default as defined with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-K promulgated under the Securities Act.

     If an event of default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority of the principal amount of the outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and overdue interest on the Debt Securities of such series, plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series have been cured or waived as provided in the Indenture. The Indenture will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (y) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (z) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indenture will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of the Trustee consider such withholding to be in such holders' interest.

     The Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it and no contrary directions from the holders of more than 50% of the outstanding Debt Securities of such series. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     The Indenture will provide that the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under the Indenture, unless such holders shall have offered to the Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. The Trustee may, however, refuse to follow any direction that is in conflict with any law or the Indenture or that may involve the Trustee in personal liability or that may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture with respect to any series will be permitted only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities of such series; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security of such series, (a) change the Stated Maturity of the principal of (or premium, if any, on), or any installment of principal of or interest on any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the Maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of (or premium, if any), or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity or redemption date thereof; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     The holders of a majority in aggregate principal amount of outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants in the Indenture.

     Modifications and amendments of the Indenture will be permitted to be made by the Company and the Trustee without the consent of any holder of Debt Securities for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under the Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (c) to add additional events of default for the benefit of the holders of all or any series of Debt Securities; (d) to add or change certain provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (e) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto that are entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any Series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (i) to cure any ambiguity, defect or inconsistency in the Indenture; provided, however, that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; or (j) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided, however, that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     The Indenture provides that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above), (c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture, and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

     The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be permitted to be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of
Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver that may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, the Indenture provides that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     If provided for in the applicable Prospectus Supplement, the Company will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest.

     If provided for in the applicable Prospectus Supplement, the Company may elect either to (a) defease and be discharged from any and all obligations with respect to any series of Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen
Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold money for payment in trust) ("defeasance") or (b) be released from certain obligations with respect to such Debt Securities under the applicable Indenture (generally being the restrictions described under "Certain Covenants", herein) or, if provided in the applicable Prospectus
Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities that through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based on a ruling of the Internal Revenue Service (the "IRS") or a change in applicable U.S. federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

     "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit Obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institution of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities, or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (d) under "Events of Default, Notice and Waiver" with respect to the specified sections of the applicable Indenture (which sections would no longer be applicable to such Debt Securities) or clause (g) thereunder with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity, but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default. The Company would, however, remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be, at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any Series of Debt Securities will be payable at the Trustee's corporate trust office, the address of which will be stated in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     All amounts paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the holder of such Debt Security thereafter may look only to the Company for payment thereof, subject to applicable state escheat laws.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such Series.

                          DESCRIPTION OF COMMON STOCK

     The Company has authority to issue 200,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"). At March 13, 1998, the Company had outstanding 47,885,524 shares of Common Stock.

GENERAL

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that the Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock. An unqualified opinion of counsel as to legality of the Common Stock will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of Common Stock are made. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws.

TERMS

     Subject to the preferential rights of any other shares or series of stock, holders of Common Stock will be entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock, if any. See "Description of Preferred Stock." Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. The Common Stock will possess ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all the shares of the Company's Common Stock voting for the election of directors can elect all the directors if they choose to do so and the holders of the remaining shares of Common Stock cannot elect any directors. Holders of shares of Common Stock will not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. All shares of Common Stock now outstanding are, and additional shares of Common Stock offered will be when issued, fully paid and nonassessable; and no shares of Common Stock are or will be subject to any exchange or conversion rights.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is Gemisys Transfer Agents, 7103 South Revere Parkway, Englewood, CO 80112.

                        DESCRIPTION OF PREFERRED STOCK

     The Company has authority to issue up to 10,000,000 shares of Preferred Stock as described below. At March 13, 1998, there were no shares of Preferred Stock issued or outstanding.

GENERAL

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. An unqualified opinion of counsel as to legality of the Preferred Stock will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of Preferred Stock are made. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation (including the applicable Certificate of Designations) and Bylaws.

     Shares of Preferred Stock may be issued from time to time in one or more series as authorized by the Company's Board of Directors. Subject to limitations prescribed by the Delaware General Corporation Law and the Certificate of Incorporation, the Company's Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution by the Board of Directors or a duly authorized committee thereof. Notwithstanding the foregoing (i) any series of Preferred Stock may be voting or non-voting, provided that the voting rights of any voting shares of Preferred Stock will be limited to no more than one vote per share on matters voted upon by the holders of such series, and (ii) in the event any person acquires 20% or more of the outstanding shares of Common Stock and/or Preferred Stock, the Board of Directors cannot issue any series of Preferred Stock unless such issuance is approved by the vote of holders of at least 50% of the outstanding shares of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

          (a) the title and stated value of such Preferred Stock;

          (b) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (c)  the  dividend  rate(s),   period(s)  and/or  payment  date(s)  or
     method(s) of calculation thereof applicable to such Preferred Stock;

          (d) the date from which dividends on such Preferred Stock shall accumulate;

          (e) the procedures for any auction and remarketing, if any, for such Preferred Stock;

          (f) the  provision  for a sinking  fund,  if any,  for such  Preferred
     Stock;

          (g) any voting rights of such Preferred Stock;

          (h) the provision for redemption, if applicable, of such Preferred Stock;

          (i) any listing of such Preferred Stock on any securities exchange;

          (j) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

          (k) a discussion of material federal income tax considerations applicable to such Preferred Stock;

          (l) any limitations on actual, beneficial or constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve the Company's REIT status;

          (m) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (n) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (o) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company, rank (a) senior to all Common Stock and to all equity or other securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (b) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company; and (c) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company. For these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Company's Board of Directors, out of the Company's assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the Company's stock transfer books on such record dates as shall be fixed by the Company's Board of Directors.

     Dividends on any series of Preferred Stock will be cumulative. Dividends will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

     If any shares of Preferred Stock of any series are outstanding, full dividends shall not be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared on shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends of such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock of such series and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series that may be in arrears.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in the Common Stock or other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made on the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any amounts be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the Company's option, as a whole or in part, in each case on the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless full cumulative dividends on all shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that is consistent with the Certificate of Incorporation.

     Notice of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the Company's stock transfer books. Each notice shall state: (a) the redemption date; (b) the number of shares and series of the Preferred Stock to be redeemed; (c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accumulate on such redemption date; and (f) the date on which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. In order to facilitate the redemption of shares of Preferred Stock of any series, the Board of Directors may fix a record date for the determination of shares of such series of Preferred Stock to be redeemed.

     Subject to applicable law and the limitation on purchases when dividends on a series of Preferred Stock are in arrears, the Company may, at any time and from time to time purchase any shares of such series of Preferred Stock in the open market, by tender or by private agreement.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of the Common Stock or any other class or series of capital stock of the Company ranking junior to any series of the Preferred
Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of any series of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other entity, or the sale, lease, transfer or conveyance of all or substantially all of the Company's property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Certificate of Incorporation or the Certificate of Designations for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Delaware law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon a proposed amendment to the Certificate of Incorporation, whether or not entitled to vote thereon by the Restated Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series, increase or decrease the par value of the shares of such series, or alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The transfer agent and registrar for any series of Preferred Stock will be set forth in the applicable Prospectus Supplement.

                  RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 355 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company remains qualified as a REIT, the Certificate of Incorporation, subject to certain exceptions, provides that a transfer of Common Stock is void if it would result in Beneficial Ownership (as defined below) of the Common Stock in excess of the Ownership Limit (as defined below) or would result in the Common Stock being beneficially owned by less than 100 persons. "Transfer" generally means any sale, transfer, gift, assignment, devise or other disposition of Common Stock, whether voluntary or involuntary, whether of record or beneficially and whether by operation of law or otherwise. "Beneficial Ownership" generally means ownership of Common Stock by a person who would be treated as an owner of such shares of Common Stock either actually or constructively through the application of Section 544 of the Internal Revenue Code of 1986, as modified by Section 856(h)(1)(B) of the Internal Revenue Code of 1986. "Ownership Limit" generally means 9.8% of the outstanding Common Stock of the Company and, after certain adjustments pursuant to the Certificate of Incorporation, means such greater percentage of the outstanding Common Stock as so adjusted. The Board of Directors may, in its discretion, adjust the Ownership Limit of any Person provided that after such adjustment, the Ownership Limit of all other persons shall be adjusted such that in no event may any five persons Beneficially Own more than 49% of the Common Stock. Any class or series of Preferred Stock may be subject to these restrictions if so stated in the resolutions providing for the issuance of such Preferred Stock. The Restated Certificate of Incorporation provides certain remedies to the Board of Directors in the event the restrictions on Transfer are not met.

     All certificates of Common Stock, any other series of the Company's Common Stock and any class or series of Preferred Stock will bear a legend referring to the restrictions described above and as described in the certificate of designation relating to any issuance of Preferred Stock. All persons who have Beneficial Ownership or who are a shareholder of record of a specified percentage (or more) of the outstanding capital stock of the Company must file a notice with the Company containing information regarding their ownership of stock as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between .5% and 5%, depending on the number of record holders of capital stock.

     This ownership limitation may have the effect of precluding acquisition of control of the Company by a third party unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a summary of the material provisions which govern the federal income tax treatment of the Company. The summary is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending on the terms of the specific Securities acquired by such holder, as well as his or her particular situation. This discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. Certain federal income tax considerations relevant to a holder of Securities will be provided in the Prospectus Supplement relating thereto.

     EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE LAWS.

QUALIFICATION OF THE COMPANY AS A REIT; OPINION OF COUNSEL

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its fiscal year ended December 31, 1994. The election to be taxed as a REIT will continue until it is revoked or otherwise terminated. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that it will not be subject to federal corporate income taxes on net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results when a corporation earns income and distributes that income to stockholders in the form of a dividend. Accordingly, if the Company at any time fails to qualify as a REIT, the Company will be taxed on its distributed income, thereby reducing the amount of cash available for distribution to its stockholders.

     In the opinion of Kutak Rock, counsel to the Company, commencing with the taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon the representations of the Company as to factual matters. Moreover, continued qualification and taxation as a REIT will depend on the Company's ability to satisfy on a continuing basis certain distribution levels, diversity of stock ownership and various income and asset limitations, including certain limitations concerning the ownership of securities, imposed by the Code as summarized below. While the Company intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company, no assurance can be given by counsel or the Company that the Company will so qualify for any particular year. Kutak Rock will not review compliance with these tests on a continuing basis, and will not undertake to update its opinion subsequent to the date hereof.

TAXATION OF THE COMPANY AS A REIT

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal income tax on net income that is currently distributed to its stockholders. The Company may, however, be subject to certain federal taxes based on the amount of its distributions or its inability to meet certain REIT qualification requirements. These taxes are the following:

     TAX ON UNDISTRIBUTED INCOME. First, if the Company does not distribute all of its net taxable income, including any net capital gain, the Company would be taxed at regular corporate rates on the undistributed income or gains. The Company may elect to retain and pay tax on its capital gains.

     TAX ON PROHIBITED TRANSACTIONS. Second, if the Company has net income from certain prohibited transactions, including sales or dispositions of property held primarily for sale to customers in the ordinary course of business, such net income would be subject to a 100% confiscatory tax.

     TAX ON FAILURE TO MEET GROSS INCOME REQUIREMENTS. Third, if the Company should fail to meet either the 75% or 95% gross income test as described below but still qualify for REIT status because, among other requirements, it was able to show that such failure was due to reasonable cause, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount, if any, by which the Company failed either the 75% or the 95% gross income test, multiplied by (b) a fraction intended to reflect the Company's profitability.

     TAX ON FAILURE TO MEET DISTRIBUTION REQUIREMENTS. Fourth, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     ALTERNATIVE MINIMUM TAX. Fifth, the Company may be subject to alternative minimum tax on certain items of tax preference.

     TAX ON FORECLOSURE PROPERTY. Sixth, if the Company has (a) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

     TAX ON BUILT-IN GAIN. Seventh, if during the 10-year period (the "Recognition Period") beginning on the date that the Company's corporate predecessor merged with and into the Company, the Company recognizes gain on the disposition of any asset acquired by the Company from the corporate predecessor, then to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period, such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated.

OVERVIEW OF REIT QUALIFICATION RULES

     The following summarizes the basic requirements for REIT status:

          (a) The Company must be a corporation, trust or association that is managed by one or more trustees or directors.

          (b) The Company's stock or beneficial interests must be transferable and held by more than 100 stockholders, and no more than 50% of the value of the Company's stock may be held, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities).

          (c) Generally,  75% (by value) of the Company's investments must be in
     real  estate,   mortgages  secured  by  real  estate,  cash  or  government securities.

          (d) The Company must meet three gross income tests:

               (i) First, at least 75% of the gross income must be derived from specific real estate sources;

               (ii) Second, at least 95% of the gross income must be from the real estate sources includable in the 75% test, or from dividends, interest or gains from the sale or disposition of stock and securities; and

               (iii) Third, for taxable years beginning on or before August 5, 1997, less than 30% of the gross income may be derived from the sale of real estate assets held for less than four years, from the sale of certain "dealer" properties or from the sale of stock or securities having a short-term holding period.

          (e) The Company must distribute to its stockholders in each taxable year an amount at least equal to 95% of the Company's "REIT taxable income" (which is generally equivalent to taxable ordinary income and is defined below).

     The discussion set forth below explains these REIT qualification requirements in greater detail. It also addresses how these highly technical rules may be expected to impact the Company in its operations, noting areas of uncertainty that perhaps could lead to adverse consequences to the Company and its stockholders.

     SHARE OWNERSHIP. The Company's shares of stock are fully transferable and are subject to transfer restrictions set forth in its Certificate of
Incorporation. Furthermore, the Company has more than 100 shareholders and its Certificate of Incorporation, as a general matter, provides, to decrease the possibility that the Company will ever be closely held, that no individual, corporation or partnership is permitted to actually or constructively own more than 9.8% of the number of outstanding shares of Common Stock. The Ownership Limit may be adjusted, however, by the Company's Board of Directors in certain circumstances. Purported transfers which would violate the Ownership Limit will be void. In addition, shares of Common Stock acquired in excess of the Ownership Limit may be redeemed by the Company. The ownership and transfer restrictions pertaining generally to a particular issue of Preferred Stock will be described in the Prospectus Supplement relating to such issue. In the case of a REIT which solicits certain required information from its shareholders, the failure to satisfy the closely held requirement described above will result in disqualification only if the REIT had knowledge or upon the exercise of reasonable diligence would have known of the failure to satisfy such requirement.

     NATURE OF ASSETS. On the last day of each calendar quarter, at least 75% of the value of the Company's total assets must consist of (a) real estate assets (including interests in real property and mortgages on loans secured by real property), (b) cash and cash items (including receivables), and (c) government securities (collectively, the "real estate assets"). Except for certain partnerships and "qualified REIT subsidiaries," as described below, the securities of any issuer, other than the United States government, may not represent more than 5% of the value of the Company's total assets or 10% of the outstanding voting securities of any one issuer.

     While, as noted above, a REIT cannot own more than 10% of the outstanding voting securities of any single issuer, an exception to this rule permits REITs to own "qualified REIT subsidiaries." A "qualified REIT subsidiary" is any corporation in which 100% of its stock is owned by the REIT. The Company owns the stock or beneficial interests of several entities which will be treated as "qualified REIT subsidiaries" and will not adversely affect the Company's qualification as a REIT.

     The Company may acquire interests in partnerships that directly or indirectly own and operate properties similar to those currently owned by the Company. The Company, for purposes of satisfying its REIT asset and income tests, will be treated as if it owns a proportionate share of each of the assets of these partnerships attributable to such interests. For these purposes, the Company's interest in each of the partnerships will be determined in accordance with its capital interest in such partnership. The character of the various assets in the hands of the partnership and the items of gross income of the partnership will remain the same in the Company's hands for these purposes. Accordingly, to the extent the partnership receives qualified real estate rentals and holds real property, a proportionate share of such qualified income and assets, based on the Company's capital interest in the partnerships, will be treated as qualified rental income and real estate assets of the Company for purposes of determining its REIT characterization. It is expected that substantially all the properties of the partnerships will constitute real estate assets and generate qualified rental income for these REIT qualification purposes.

     This treatment for partnerships is conditioned on the treatment of these entities as partnerships for federal income tax purposes (as opposed to associations taxable as corporations). If any of the partnerships were treated as an association (or, in some cases, a publicly traded partnership), it would be taxable as a corporation. In such situation, if the Company's ownership in any of the partnerships exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described below and which could therefore make it more difficult for the Company to qualify as a REIT for the taxable year in which such distribution was received. In addition, in such a situation, the interest in any of the partnerships held by the

Company would not qualify as "real estate assets," which could make it more difficult for the Company to meet the 75% asset test described above. Finally, in such a situation, the Company would not be able to deduct its share of any losses generated by the partnerships in computing its taxable income. The Company will take all steps reasonably necessary to ensure that any partnership in which it acquires an interest will be treated for tax purposes as a partnership (and not as an association taxable as a corporation). However, there can be no assurance that the IRS may not successfully challenge the tax status of any such partnership.

     INCOME TESTS. To maintain its qualification as a REIT, the Company must meet three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, from any combination of the foregoing or from certain hedging agreements entered into to reduce interest rate risks. Third, for taxable years commencing on or before August 5, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company on the lease of its properties will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related-Party Tenant"). Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company does not anticipate charging rent for any property that is based in whole or in part on the income or profits of any person (other than rent based on a fixed percentage or percentages of receipts or sales) and the Company does not anticipate receiving any rents from Related-Party Tenants. Furthermore, the Company expects that in substantially all cases the rents attributable to its leased personal property will be less than 15% of the total rent payable under such lease.

     Finally, for rents to qualify as "rents from real property," the Company must not operate or manage the property or furnish or render services to tenants unless the Company furnishes or renders such services through an independent contractor from whom the Company derives no revenue. The Company need not utilize an independent contractor to the extent that services provided by the Company are usually and customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." If the amount received by the Company from impermissible tenant services does not exceed 1% of the total amounts received by the Company with respect to such related property, such rents will not as a result be treated as nonqualifying income. Impermissible tenant services include services rendered by the Company to tenants, other than the foregoing customary services and services with regard to managing or operating the property. The Company does not anticipate that it will provide any services with respect to its properties.

     The Company intends to monitor the percentage of nonqualifying income and reduce the percentage of nonqualifying income if necessary. Because the income tests are based on a percentage of total gross income, increases in qualifying rents will reduce the percentage of nonqualifying income. In addition, the Company intends to acquire additional real estate assets that would generate qualifying income, thereby lowering the percentage of total nonqualifying income. Increases in other nonqualifying income may similarly affect these calculations. The Company does not expect to generate nonqualifying income in quantities which would cause it to fail either at the foregoing 75% or 95% gross income tests.

     If the Company fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such test was due to reasonable cause and not willful neglect and the Company attaches a schedule of its income sources to its tax return that does not fraudulently or intentionally exclude any income sources. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to such excess income.

     ANNUAL DISTRIBUTION REQUIREMENTS. Each year, the Company must have a deduction for dividends paid (determined under Section 561 of the Code) to its stockholders in an amount equal to (a) 95% of the sum of (i) its "REIT taxable income" as defined below (computed without a deduction for dividends paid and excluding any net capital gain), (ii) any net income from foreclosure property less the tax on such income, minus (b) any "excess noncash income," as defined below. "REIT taxable income" is the taxable income of a REIT subject to certain adjustments, including, without limitation, an exclusion for net income from foreclosure property, a deduction for the excise tax on the greater of the amount by which the REIT fails the 75% or the 95% income test, and an exclusion for an amount equal to any net income derived from prohibited transactions. "Excess noncash income" means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of the REIT taxable income before deduction for dividends paid and excluding any net capital gain. Such distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before the REIT timely files its tax return for such year and is paid on or before the first regular dividend payment after such declaration.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (a) the actual receipt of income and the actual payment of deductible expenses and (b) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. Furthermore, principal payments on Company indebtedness, which would have the effect of lowering the amount of distributable cash without an offsetting deduction to Company taxable income, may adversely affect the Company's ability to meet this distribution requirement. In the event that such timing differences or reduction to distributable cash occurs, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possible long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based on the amount of any deduction taken for deficiency dividends.

     Congress is currently considering several proposals which, if adopted, would modify the requirements applicable to REITs. Among such requirements is one which would preclude a REIT from owning more than 10% of the value of the stock of any subsidiary, other than a qualified REIT subsidiary. An additional proposal would prohibit an existing corporation from deferring built-in gains upon filing an election to be treated as a REIT. If an entity's election to be treated as a REIT were terminated, such provision, if enacted, would make requalification as a REIT substantially more difficult. It is not possible to predict which, if any, of the current proposals will be enacted or the effect of such proposals on the Company.

FAILURE OF THE COMPANY TO QUALIFY AS A REIT

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing the amount of cash available for distribution to its stockholders. Distributions to stockholders in any year in which the Company fails to qualify would not be deductible by the Company nor would they be required to be made. In such an event, to the extent of current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory relief provisions, the Company would also be disqualified from taxation as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

STATE AND LOCAL TAXES

     The Company may be subject to state or local taxes in other jurisdictions such as those in which the Company may be deemed to be engaged in activities or own property or other interests. Such tax treatment of the Company in states having taxing jurisdiction over it may differ from the federal income tax treatment described in this summary. Each stockholder should consult his or her tax advisor as to the status of the Company and the Securities under the respective state laws applicable to them.

                             PLAN OF DISTRIBUTION

     The terms of any offering of Securities under this Registration Statement will be set forth in the applicable Prospectus Supplement. The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents or dealers. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions.

     Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     Certain of the underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock. The Common Stock is currently listed on the NYSE. Unless otherwise specified in the related Prospectus Supplement, any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Debt Securities or Preferred Stock on the NYSE or other exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, there can be no assurance as to the liquidity of, or the trading market for, the Securities.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL MATTERS

     Certain legal matters relating to the Securities to be offered hereby, and certain REIT matters relating to the Company, will be passed upon for the Company by the national law firm of Kutak Rock, 717 Seventeenth Street, Suite 2900, Denver, Colorado 80202.

                                    EXPERTS

     The financial statements and schedules for the fiscal year ended December 31, 1997 incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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                                 $150,000,000




                               FRANCHISE FINANCE
                            CORPORATION OF AMERICA


                           % SENIOR NOTES DUE 200_


                                  [FFCA LOGO]



                                   --------


                             PROSPECTUS SUPPLEMENT


                                           , 1998


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                             SALOMON SMITH BARNEY

                              MERRILL LYNCH & CO.

                            NATIONSBANC MONTGOMERY
                                 SECURITIES LLC


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